SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            GREAT LAKES REIT, INC.
                               (Name of Issuer)

                    COMMON STOCK, $.01 PAR VALUE PER SHARE
                        (Title of Class of Securities)

                                  390752 10 3
                                (Cusip Number)


                            HAROLD J. SCHAAFF, JR.
                     MORGAN STANLEY ASSET MANAGEMENT INC.
                          1221 AVENUE OF THE AMERICAS
                           NEW YORK, NEW YORK 10020
                                (212) 296-7000
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                   COPY TO:
                         LEONARD B. MACKEY, JR., ESQ.
                                ROGERS & WELLS
                                200 PARK AVENUE
                           NEW YORK, NEW YORK 10166
                                (212) 878-8000



                                AUGUST 20, 1996
            (Date of event which requires filing of this statement)




     <square>  Check  box  if  the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4).

     <checked-box> Check box if a fee is being paid with the statement.



                             Page 1 of [ ]
                       Exhibit Index at Page 12

CUSIP No. 390752 10 3           13D                                     Page 2

      1.       NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

               MORGAN STANLEY INSTITUTIONAL FUND, INC. - U.S. REAL ESTATE
               PORTFOLIO
                   I.R.S.# 13-3808424
      2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                        (a) <checked-box>
                                                        (b) <square>
      3.       SEC USE ONLY

      4.       SOURCES OF FUNDS
                                WC
      5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            		 TO ITEM 2(d) OR 2(e)                                     <square>
      6.       CITIZENSHIP OR PLACE OF ORGANIZATION

               Maryland

                  7.   SOLE VOTING POWER

    NUMBER OF                   0

    UNITS         8.   SHARED VOTING POWER

    BENEFICIALLY                590,430*

    OWNED BY      9.   SOLE DISPOSITIVE POWER

      EACH                       0

    REPORTING    10.   SHARED DISPOSITIVE POWER

    PERSON WITH                  590,430*

      11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                590,430*

      12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES                                               <square>

      13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               6.6%*

      14.      TYPE OF REPORTING PERSON

               IV, CO

* Includes 30,430 Class A Convertible Preferred shares of the Issuer that are exercisable on a one-to-one basis into Common Stock of the Issuer.

CUSIP No. 390752 10 3           13D                                     Page 3

      1.       NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

               MORGAN STANLEY SICAV SUBSIDIARY S.A.
      2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                         (a) <checked-box>
                                                         (b) <square>

      3.       SEC USE ONLY

      4.       SOURCES OF FUNDS
                                AF
      5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
		 TO ITEM 2(d) OR 2(e)
                                                          <square>
      6.       CITIZENSHIP OR PLACE OF ORGANIZATION

               Luxembourg

                              7.       SOLE VOTING POWER

           NUMBER OF                           0

             UNITS            8.       SHARED VOTING POWER

         BENEFICIALLY                          463,909*

           OWNED BY           9.       SOLE DISPOSITIVE POWER

             EACH                                0

          REPORTING          10.       SHARED DISPOSITIVE POWER

          PERSON WITH                           463,909*


      11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                463,909*

      12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES
                                                                   <square>
      13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               5.2%*

      14.      TYPE OF REPORTING PERSON

               OO

* Includes 23,909 Class A Convertible Preferred shares that are exercisable on a one-to-one basis of Common Stock.

CUSIP No. 390752 10 3           13D                                     Page 4

      1.       NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

               MORGAN STANLEY SICAV - U.S. REAL ESTATE SECURITIES FUND
      2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                (a)<checked-box>
                                                                (b)<square>

      3.       SEC USE ONLY

      4.       SOURCES OF FUNDS
                                WC

      5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
		 TO ITEM 2(d) OR 2(e)
	                                                              <square>
      6.       CITIZENSHIP OR PLACE OF ORGANIZATION

               Luxembourg

                                     7.  SOLE VOTING POWER

           NUMBER OF                                0
                                     8.  SHARED VOTING POWER
             UNITS
                                                   463,909*
         BENEFICIALLY
                                     9.  SOLE DISPOSITIVE POWER
           OWNED BY
                                                    0
             EACH
                                    10.  SHARED DISPOSITIVE POWER
           REPORTING
                                                    463,909*
          PERSON WITH


      11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                463,909*

      12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES
                                                                    <square>
      13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               5.2%*

      14.      TYPE OF REPORTING PERSON

               OO

* Includes 23,909 Class A Convertible Preferred shares of the Issuer that are exercisable on a one-to-one basis into Common Stock of the Issuer. Morgan Stanley SICAV beneficially owns the shares reported herein as the owner of all outstanding capital of Morgan Stanley SICAV Subsidiary S.A. This holding is being simultaneously reported herein by Morgan Stanley SICAV Subsidiary S.A.

CUSIP No. 390752 10 3           13D                                                     Page 5

      1.       NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

               MORGAN STANLEY ASSET MANAGEMENT INC.
                    I.R.S.# 13-3040307
      2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)<checked-box>
                                                                (b)<square>

      3.       SEC USE ONLY

      4.       SOURCES OF FUNDS
                                OO

      5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
		 TO ITEM 2(d) OR 2(e)
                                                                      <square>

      6.       CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware


           NUMBER OF                 7.  SOLE VOTING POWER

             UNITS                             0

         BENEFICIALLY                8. SHARED VOTING POWER

           OWNED BY                            1,054,339*

             EACH                    9. SOLE DISPOSITIVE POWER

           REPORTING                           0

          PERSON WITH               10. SHARED DISPOSITIVE POWER

                                               1,054,339*

      11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                1,054,339*

      12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            <square>
      13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               11.8%*

      14.      TYPE OF REPORTING PERSON

               IA, CO

* Includes 54,339 Class A Convertible Preferred shares of the Issuer, exercisable on a one-to-one basis into Common Stock. Morgan Stanley Asset Management Inc. may be deemed to beneficially own the shares reported herein in its capacity as the investment adviser of Morgan Stanley Institutional Fund, Inc. and Morgan Stanley SICAV Subsidiary S.A., whose holdings are being simultaneously reported herein.

CUSIP No. 390752 10 3           13D                                                     Page 6

      1.       NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

               MORGAN STANLEY GROUP INC.
                    IRS# 13-283-8811
      2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                (a)<checked-box>
                                                                (b)<square>

      3.       SEC USE ONLY

      4.       SOURCES OF FUNDS
                                OO

      5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
		 TO ITEM 2(d) OR 2(e)
                	                                            <square>

      6.       CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware

                                     7.       SOLE VOTING POWER

           NUMBER OF                                     0

             UNITS                   8.       SHARED VOTING POWER

         BENEFICIALLY                                 1,054,339*

           OWNED BY                  9.       SOLE DISPOSITIVE POWER

             EACH                                       0

           REPORTING                10.       SHARED DISPOSITIVE POWER

          PERSON WITH                                 1,054,339*

      11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                1,054,339*

      12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                <square>

      13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               11.8%*

      14.      TYPE OF REPORTING PERSON

               IA, CO

* Includes 54,339 Class A Convertible Preferred shares of the Issuer, exercisable on a one-to-one basis into Common Stock. Morgan Stanley Group Inc. may be deemed to beneficially own the shares reported herein in its capacity as the owner of all the outstanding capital of Morgan Stanley Asset Management Inc. This holding is being simultaneously reported herein by Morgan Stanley Asset Management Inc.

ITEM 1.    SECURITY AND ISSUER.

     This Schedule 13D (this "Schedule") relates to shares of common stock, par value $.01 per share ("Shares"), of Great Lakes REIT, Inc., a Maryland Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 823 Commerce Drive, Suite 300, Oak Brook, IL 60521.

ITEM 2.    IDENTITY AND BACKGROUND.

     (a)-(c) The persons filing this statement are (i) Morgan Stanley Institutional Fund, Inc., a Maryland corporation ("MSIF"), on behalf of its U.S. Real Estate Fund portfolio, (ii) Morgan Stanley SICAV Subsidiary S.A., a public limited company organized under the laws of the Grand Duchy of Luxembourg (the "SICAV Subsidiary"), (iii) Morgan Stanley SICAV, an investment company with variable capital ("SOCI<e'>T<e'> D'INVESTISSEMENT <a`> CAPITAL VARIABLE") incorporated with limited liability under the laws of the Grand Duchy of Luxembourg ("MSSICAV"), on behalf of its U.S. Real Estate Securities Fund, a sub-fund of MSSICAV, (iv) Morgan Stanley Asset Management Inc. ("MSAM"), a Delaware corporation and (v) Morgan Stanley Group Inc., a Delaware corporation ("MSGI") (each, a "Filing Person" and collectively, the "Filing Persons"). MSIF is a U.S. registered management investment company organized as an open-end series company of which the U.S. Real Estate Portfolio constitutes one series. The SICAV Subsidiary is a wholly-owned subsidiary of MSSICAV which is an open-end umbrella fund with a number of sub-funds. The SICAV Subsidiary was created principally for the purpose of investing in securities of companies in the U.S. real estate industry for the benefit of stockholders of Morgan Stanley SICAV U.S. Real Estate Securities Fund, a sub-fund of MSSICAV. Each of MSAM and MSGI is an investment adviser registered with the Securities and Exchange Commission, and MSAM is a wholly-owned subsidiary of MSGI. MSAM, in its capacity as the investment adviser of MSIF and in its capacity as sub-adviser of the SICAV Subsidiary, has investment discretion with respect to the investment by MSIF and the SICAV Subsidiary in the Issuer.

                MSIF and MSAM maintain their principal office at 1221 Avenue of the Americas, New York, New York 10020. MSSICAV and the SICAV subsidiary maintain their principal office at 6C route de Tr`eves,
L-2633 Senningerberg, Grand  Duchy  of  Luxembourg.   MSGI  maintains its
principal office  at  1585 Broadway, New York, New York 10036.

     (d)-(e) During the last five years, neither MSIF, MSSICAV, the SICAV Subsidiary, MSAM nor MSGI (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) were parties to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of or prohibiting activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     MSIF has obtained the proceeds of its investment in the Issuer from the U.S. Real Estate Portfolio, one of the series funds of MSIF. The SICAV Subsidiary has obtained the proceeds of its investment in the Issuer from the assets of Morgan Stanley SICAV U.S. Real Estate Securities Fund, a sub-fund of MSSICAV. The amount of the consideration for the acquisition is set forth in
Item 5. Neither MSAM nor MSGI has or will contribute its own assets to the Issuer in connection with the transactions discussed herein.

ITEM 4.    PURPOSE OF THE TRANSACTION.

           The Filing Persons acquired the Shares described at Item 5(c) below for investment purposes, and in order to protect the investment in the Issuer, the Filing Persons have obtained the right to nominate for election one Director to the Issuer's Board of Directors. The Filing Persons intend to continue to consider various alternative courses of action and will in the future take such actions with respect to their respective equity ownership in the Issuer as each Filing Person deems appropriate in light of the circumstances existing from time to time. Such actions may include making recommendations to management concerning various business strategies, acquisitions, dividend policies and other matters, pursuing a transaction or transactions involving a change in control of the Issuer or such other actions as each Filing Person may deem appropriate. Such actions also may involve the purchase of additional Shares or, alternatively, may involve the sale of all or a portion of the Shares beneficially owned by such Filing Person in the open market or in privately negotiated transactions to one or more purchasers.

     The Shares beneficially owned by the Filing Persons include the right to acquire, subject to certain conditions, 650,000 shares of Common Stock and 35,320 shares of Class A Convertible Preferred Stock exercisable on a one-to-one basis into Common Stock (the "Preferred Stock") of the Issuer on October 3, 1996 and November 19, 1996. Except as described herein, the Filing Persons do not have any plans or proposals which relate to or would result in (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (b) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (c) any change in the present management of the Issuer, (d) any material change in the present capitalization or dividend policy of the Issuer,
(e) any other material change in the Issuer's business or corporate  structure,
(f) any other material change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (g) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (h) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (i) any action similar to any of the enumerated in (a) through (i) above.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

     (a)-(b) Incorporated by reference to Items (7)-(11) and (13) of the cover page pertaining to each reporting person.

     (c) Pursuant to the Stock Purchase Agreement, dated August 20, 1996 (the "Stock Purchase Agreement"), a copy of which is attached hereto as Exhibit 7.2, MSIF and the SICAV Subsidiary, in a transaction effected by MSAM as their investment adviser, have acquired 350,000 shares of Common Stock and 19,019 shares of Preferred Stock, of which MSIF owns 196,000 shares of Common Stock and 10,651 shares of Preferred stock (for an aggregate purchase price of $2,548,000) and the SICAV Subsidiary owns 154,000 shares of Common Stock and 8,368 shares of Preferred Stock (for an aggregate purchase price of $2,002,000). The Common Stock and the Preferred Stock were purchased in the aggregate and not for a specific price per share. The transaction described herein took place in Chicago, Illinois.

     Under the Stock Purchase Agreement, MSIF and the SICAV Subsidiary have agreed, subject to certain conditions, to acquire on October 3, 1996 (the "Second Closing") 350,000 shares of Common Stock and 19,019 shares of Preferred Stock, of which MSIF intends to acquire 196,000 shares of Common Stock and 10,651 shares of Preferred stock (for an aggregate purchase price of
$2,548,000) and the SICAV Subsidiary intends to acquire 154,000 shares of Common Stock and 8,368 shares of Preferred Stock (for an aggregate purchase price of $2,002,000). The Common Stock and the Preferred Stock will be purchased in the aggregate and not for a specific price per share. Prior to the Second Closing, MSAM may make such adjustments in the aforementioned acquisition by MSIF and the SICAV Subsidiary as it determines is appropriate, including reallocating the amount to be purchased by MSIF or the SICAV Subsidiary as between each other or allocating all or a portion of the amount to be purchased by MSIF or the SICAV Subsidiary on the Second Closing to another party advised by MSAM.

     Under the Stock Purchase Agreement, MSIF and the SICAV Subsidiary have agreed, subject to certain conditions, to acquire on November 19, 1996 (the "Third Closing") 300,000 shares of Common Stock and 16,301 shares of Preferred Stock, of which MSIF intends to acquire 168,000 shares of Common Stock and 9,128 shares of Preferred stock (for an aggregate purchase price of $2,184,000) and the SICAV Subsidiary intends to acquire 132,000 shares of Common Stock and 7,173 shares of Preferred Stock (for an aggregate purchase price of $1,716,000). The Common Stock and the Preferred Stock will be purchased in the aggregate and not for a specific price per share. Prior to the Third Closing, MSAM may make such adjustments in the aforementioned acquisition by MSIF and the SICAV Subsidiary as it determines is appropriate, including reallocating the amount to be purchased by MSIF or the SICAV Subsidiary as between each other or allocating all or a portion of the amount to be purchased by MSIF or the SICAV Subsidiary on the Third Closing to another party advised by MSAM.

     For purposes of this filing, the Filing Persons have treated all shares of Common Stock and Preferred Stock issued and to be issued under the Stock Purchase Agreement as outstanding as of the date of this filing.

     (d)-(e) Not applicable.

ITEM 6.    CONTRACTS,  ARRANGEMENTS,   UNDERSTANDINGS   OR  RELATIONSHIPS  WITH
           RESPECT TO SECURITIES OF THE ISSUER.

           There exists an agreement of Joint Filing (attached hereto as Exhibit 7.1) between the Filing Persons with respect to the filing of this
Schedule 13D.

           There  also  exists the Stock Purchase Agreement (attached hereto as
Exhibit 7.2) pursuant to which MSIF and the SICAV Subsidiary have been granted the right to designate one individual to be nominated as a member of the Board of Directors of the Issuer. Morgan Stanley Asset Management Inc., as investment adviser to MSIF and the SICAV Subsidiary, has designated one individual to be nominated as a member of the Board of Directors of the Issuer and the Issuer will recommend such nominee for election to the Board of Directors.

           If MSIF and the SICAV Subsidiary do not have a representative on the Board of Directors of the Issuer, the Issuer must permit a representative of MSIF and the SICAV Subsidiary to attend, but not vote, as an observer at each meeting of the Board of Directors or any committee meeting of the Board of Directors of the Issuer provided that the right to be an observer is not transferable to more than one person and such person must hold at least 200,000 shares of Common Stock of the Issuer.

           Pursuant to a Registration Rights Agreement, dated August 20, 1996, by and among the Issuer, Fortis Benefits Insurance Company, Morgan Stanley Institutional Fund, Inc. - U.S. Real Estate Portfolio, Morgan Stanley SICAV Subsidiary S.A., Wellsford Karpf Zarrilli Ventures, L.L.C., Logan, Inc. and Pension Trust Account No. 104972 held by Bankers Trust Company as Trustee, the Issuer is required to effect a shelf registration, subject to certain conditions, of shares of the Common Stock of the Issuer held by the Filing Persons no later than the earlier of (i) August 20, 1999 or (ii) 180 days after the settlement of the initial sale of shares of Common Stock of the Issuer pursuant to the Issuer's first effective registration statement under the Securities Act of 1933, as amended. Moreover, subject to certain conditions, the shares of Common Stock held by the Filing Persons may be includedin the registration of the Issuer's Common Stock when the Company proposes to register its Common Stock or the shares of other holders of Common Stock.

           However, there exists no contracts, arrangements, understandings or relations (legal or otherwise) between any Filing Person and other persons with respect to finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

           Exhibit 7.1 Agreement of Joint Filing between Morgan Stanley Institutional Fund, Inc. - U.S. Real Estate Portfolio, Morgan Stanley SICAV - U.S. Real Estate Securities Fund, Morgan Stanley SICAV Subsidiary S.A., Morgan Stanley Asset Management and Morgan Stanley Group Inc., dated August 20, 1996.


           Exhibit 7.2 Stock Purchase Agreement by and among the Issuer, Fortis Benefits Insurance Company, Morgan Stanley Institutional Fund, Inc. - U.S. Real Estate Portfolio, Morgan Stanley SICAV Subsidiary S.A., Wellsford Karpf Zarrilli Ventures, L.L.C., Logan, Inc. and Pension Trust Account No. 104972 held by Bankers Trust Company as Trustee, dated August 20, 1996.


           Exhibit 7.3 Secretary's Certificate Authorizing Stuart Breslow to sign on Behalf of Morgan Stanley Group Inc.

                                SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 20, 1996

                            MORGAN STANLEY INSTITUTIONAL FUND, INC. -
                              U.S. REAL ESTATE PORTFOLIO

                            /S/ HAROLD J. SCHAAFF, JR.
                            Name:  Harold J. Schaaff, Jr.
                            Title:   Vice President



                            MORGAN STANLEY SICAV - U.S. REAL ESTATE SECURITIES FUND


                            /S/ KAREN FROST
                            Name:  Karen Frost
                            Title:   Vice President



                            MORGAN STANLEY SICAV SUBSIDIARY S.A.


                            /S/ KAREN FROST
                            Name:  Karen Frost
                            Title:   Vice President



                            MORGAN STANLEY ASSET MANAGEMENT INC.


                            /S/ HAROLD J. SCHAAFF, JR.
                            Name:  Harold J. Schaaff, Jr.
                            Title:   General Counsel



                            MORGAN STANLEY GROUP INC.


                            /S/ STUART BRESLOW
                            Name:  Stuart Breslow
                            Title:    Principal

                              EXHIBIT INDEX


     EXHIBIT NO.     DESCRIPTION
         7.1              Agreement   of  Joint  Filing  between  Morgan
                          Stanley Institutional  Fund,  Inc. - U.S. Real
                          Estate Portfolio, Morgan Stanley  SICAV - U.S.
                          Real  Estate  Securities Fund, Morgan  Stanley
                          SICAV Subsidiary  S.A.,  Morgan  Stanley Asset
                          Management Inc. and Morgan Stanley Group Inc.,
                          dated August 20, 1996.
         7.2              Stock  Purchase  Agreement  by  and  among the
                          Issuer,  Fortis  Benefits  Insurance  Company,
                          Morgan Stanley Institutional Fund, Inc. - U.S.
                          Real  Estate  Portfolio,  Morgan Stanley SICAV
                          Subsidiary  S.A.,  Wellsford   Karpf  Zarrilli
                          Ventures,  L.L.C.,  Logan,  Inc.  and  Pension
                          Trust Account No. 104972 held by Bankers Trust
                          Company as Trustee, dated August 20, 1996
         7.3              Secretary's  Certificate  Authorizing   Stuart
                          Breslow  to  Sign on Behalf of Morgan Stanley
                          Group Inc.

                               EXHIBIT 7.1



                        AGREEMENT OF JOINT FILING


       Morgan Stanley  Institutional  Fund,  Inc. - U.S. Real Estate Portfolio,

Morgan Stanley SICAV - U.S. Real Estate Securities  Fund,  Morgan Stanley SICAV

Subsidiary S.A., Morgan Stanley Asset Management Inc. and Morgan  Stanley Group

Inc. hereby agree that the Statement on Schedule 13D to which this agreement is attached  as  an  exhibit,  as well as all future amendments to such Statement,

shall be filed jointly on behalf  of  each of them.  This agreement is intended to  satisfy  the  requirements of Rule 13d-1(f)(1)(iii)  under  the  Securities

Exchange Act of 1934, as amended.



Dated:  August 20, 1996



                           MORGAN STANLEY INSTITUTIONAL FUND, INC. -
                             U.S. REAL ESTATE PORTFOLIO


                           /S/ HAROLD J. SCHAAFF, JR.
                           Name:  Harold J. Schaaff, Jr.
                           Title: Vice President


                           MORGAN  STANLEY  SICAV - U.S. REAL ESTATE SECURITIES
                           FUND


                           /S/ KAREN FROST
                           Name: Karen Frost
                           Title: Vice President


                           MORGAN STANLEY SICAV SUBSIDIARY S.A.


                           /S/ KAREN FROST
                           Name: Karen Frost
                           Title: Vice President

                           MORGAN STANLEY ASSET MANAGEMENT INC.



                           /S/ HAROLD J. SCHAAFF, JR.
                           Name: Harold J. Schaaff, Jr.
                           Title: General Counsel

                           MORGAN STANLEY GROUP INC.



                           /S/ STUART BRESLOW
                           Name: Stuart Breslow
                           Title: Principal

                          EXHIBIT 7.2


                    STOCK PURCHASE AGREEMENT


                          by and among


                     GREAT LAKES REIT, INC.,


               FORTIS BENEFITS INSURANCE COMPANY,


               MORGAN STANLEY INSTITUTIONAL FUND, INC. -
                     U.S. REAL ESTATE PORTFOLIO,


                 MORGAN STANLEY SICAV SUBSIDIARY SA,


              WELLSFORD KARPF ZARRILLI VENTURES, L.L.C.,


                           LOGAN, INC.


                               and


            PENSION TRUST ACCOUNT NO. 104972 HELD BY
                BANKERS TRUST COMPANY AS TRUSTEE


                   Dated as of August 20, 1996

                        TABLE OF CONTENTS

                                                            PAGE

Recitals....................................................   1

Section 1.    DEFINITIONS...................................   1

Section 2.    PURCHASE AND SALE OF SHARES...................   8

    2.1  First Closing and Second Closing...................   8
    2.2  Third Closing......................................   8

Section 3.    THE CLOSINGS..................................   8

    3.1  First Closing......................................   8
    3.2  Second Closing.....................................   8
    3.3  Third Closing......................................   8
    3.4  Deliveries by the Company..........................   8
    3.5  Deliveries by the Investors........................  10

Section 4.    REPRESENTATIONS AND WARRANTIES................  11

    4.1  Representations and Warranties of
           the Company......................................  11
    4.2  Representations of the Investors...................  29

Section 5.    INDEMNIFICATION...............................  31

    5.1  Indemnification by the Company.....................  31
    5.2  Indemnification Notice.............................  31
    5.3  Remedies Cumulative................................  32
    5.4  Remedies Not Waived................................  32

Section 6.    COVENANTS.....................................  33

    6.1  Furnishing of Financial Statements
           and Information..................................  33
    6.2  Inspection and Meeting.............................  35
    6.3  Merger, Disposition or Acquisition.................  35
    6.4  Registration Rights................................  35
    6.5  Use of Proceeds....................................  35
    6.6  No Conflicts of Interest...........................  36
    6.7  Board of Directors Meetings; Nominees;
           Observers........................................  36
    6.8  Maintenance of Corporate Existence
           and Properties...................................  37
    6.9  Further Assurances.................................  37
    6.10 Taxes and Assessments; Compliance with Laws........  37
    6.11 Continued Qualification as a REIT..................  38
    6.12 Issuance of Securities.............................  38
    6.13 Anti-Dilution Provision............................  38
    6.14 Rights of First Refusal............................  39

                                                            PAGE

    6.15 Conflicting Agreements.............................  40
    6.16 Books of Account...................................  40
    6.17 Director Liability Insurance.......................  40
    6.18 Bylaws.............................................  40
    6.19 Expiration of Covenants............................  40
    6.20 Continued Existence as a Real Estate
           Operating Company................................  40

Section 7.    EVENTS OF NONCOMPLIANCE.......................  40

    7.1  Events of Noncompliance............................  40
    7.2  Remedies Upon An Event of Noncompliance............  41
    7.3  Notice of Noncompliance............................  42
    7.4  Suits for Enforcement..............................  42
    7.5  Remedies Cumulative................................  42
    7.6  Remedies Not Waived................................  42

Section 8.    CONDITIONS TO CLOSINGS........................  42

    8.1  Conditions to Closing by the Investors.............  42
    8.2  Conditions to Closing by the Company...............  44

Section 9.    MISCELLANEOUS.................................  44

   9.1   Termination........................................  44
   9.2   Waivers and Amendments.............................  45
   9.3   Costs, Expenses and Taxes..........................  45
   9.4   Entire Agreement...................................  46
   9.5   Governing Law......................................  46
   9.6   Notices............................................  46
   9.7   Counterparts.......................................  48
   9.8   Successors and Assigns.............................  48
   9.9   Third Parties......................................  49
   9.10  Schedules and Exhibits.............................  49
   9.11  Headings...........................................  49
   9.12  Consent of Investors...............................  49


                             ANNEXES

   ANNEX I         Articles Supplementary
   ANNEX II        Participation of Investors

                            EXHIBITS

   EXHIBIT A       Articles of Incorporation
   EXHIBIT B       Bylaws
   EXHIBIT C       Registration Rights Agreement
   EXHIBIT D       Legal Opinion of McBride Baker & Coles
   EXHIBIT E       Tax Opinion of McBride Baker & Coles
   EXHIBIT F       Legal Opinion of Ballard Spahr
                     Andrews & Ingersoll


                            SCHEDULES

   4.1(a)     Organization and Standing
   4.1(b)     Capitalization; Subsidiaries
   4.1(c)     Shareholders of the Company
   4.1(d)     Capacity of the Company; Consents;
              Execution of Agreements
   4.1(g)     Financial Statements
   4.1(h)     Reports Filed with the SEC
   4.1(i)     Changes in Circumstances
   4.1(l)     Litigation
   4.1(m)     Brokers, Finders and Agents
   4.1(n)     Taxes
   4.1(o)     Employee Plans
   4.1(q)     Affiliate Contracts
   4.1(r)     Contracts
   4.1(s)     Affiliated Transactions
   4.1(t)     Environmental Compliance
   4.1(z)     Title to Properties
   4.1(aa)    Title Insurance
   4.1(cc)    Defects
   4.1(dd)    Condemnation
   4.1(ff)    Properties and Leases
   4.1(gg)    Mortgages
   6.5        Use of Proceeds

                    STOCK PURCHASE AGREEMENT


         THIS STOCK PURCHASE AGREEMENT (this "Agreement"), dated as of August 20, 1996, is made by and among Great Lakes REIT, Inc., a Maryland corporation (the "Company"), Fortis Benefits Insurance Company, a Minnesota corporation ("Fortis"), Morgan Stanley Institutional Fund, Inc.
- - U.S. Real Estate Portfolio, a Maryland corporation ("MS Institutional Fund"), Morgan Stanley SICAV Subsidiary SA, a Luxembourg corporation ("MS SICAV") (MS Institutional Fund and MS SICAV are collectively referred to as "Morgan Stanley"), Wellsford Karpf Zarrilli Ventures, L.L.C., a Delaware limited liability company, ("WKZV"), Logan, Inc., a Delaware corporation ("NML") and Pension Trust Account No. 104972 Held by Bankers Trust Company as Trustee ("Fidelity;" Fortis, Morgan Stanley, WKZV, NML and Fidelity and their respective successors and assigns are sometimes referred to individually as an "Investor" and together with their respective successors and assigns as the "Investors").

                            RECITALS:

         WHEREAS, the Company is currently authorized to issue 20,000,000 shares of Common Stock, par value $0.01 per share ("Common Stock") and 10,000,000 shares of Preferred Stock, par value $0.01 per share
("Preferred Stock") and currently has issued and outstanding 4,824,392 shares of Common Stock and no shares of Preferred Stock;

         WHEREAS, each of the Investors desires to acquire from the Company, and the Company desires to issue and sell to the Investors, in the manner and on the terms and conditions hereinafter set forth, an aggregate of 3,867,000 shares of Common Stock (the "Common Shares") and 210,128 shares of Class A Convertible Preferred Stock having the rights, preferences and designations set forth in the Articles Supplementary attached hereto as ANNEX I (the "Restricted Shares" and together with the Common Shares, the "Shares"); and

         WHEREAS, in connection with the Investors' purchase of the Shares the parties hereto desire to establish certain rights and obligations among themselves and the Company;

         NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein, the parties do hereby agree as follows:

                           AGREEMENTS:

SECTION 1.  DEFINITIONS.

         In addition to the terms that are defined in the Preamble hereto, the following terms when used in this Agreement shall have the following respective meanings:

         "ADVERSE CLAIM" means any Lien, charge, encumbrance, restriction or other adverse claim.

         "AFFILIATE" of a Person means (i) with respect to a Person that is a corporation, the shareholders of such corporation owning in excess of 10% of the outstanding voting securities of such Person, (ii) any other Person controlling, controlled by, or under common control with such Person or (iii) any other Person who is a director, officer or employee, or a former director, officer or employee of such Person. A Person shall be deemed to control another Person if such Person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of the "controlled" Person, whether through ownership of voting securities, by contract or otherwise.

         "ANTI-DILUTION EVENT" means the issuance by the Company of any additional shares of Common Stock, or warrants, options, securities convertible into Common Stock or other Common Stock equivalents, prior to the consummation of a Qualifying IPO, at a price below $13.00 per share (such price to be adjusted proportionately in the event of any stock dividend, subdivision, combination or similar event with respect to the Common Stock).

         "APPLICABLE LAWS" is defined in Section 4.1(k) hereof.

         "ARTICLES OF INCORPORATION" means the Articles of Incorporation of the Company as filed with the Department of Assessments and Taxation of the State of Maryland, attached hereto as EXHIBIT A.

         "ARTICLES SUPPLEMENTARY" means the Articles Supplementary for the Restricted Shares attached hereto as ANNEX I.

         "AUDITED FINANCIAL STATEMENTS" is defined in Section 4.1(g) hereof.

         "BOARD OF DIRECTORS" means the board of directors of the Company.

         "BYLAWS" means the Bylaws of the Company attached hereto as EXHIBIT B.

         "CLOSING" is defined in Section 3.3 hereof.

         "CLOSING DATE" is defined in Section 3.3 hereof.

         "COMMON SHARES" is defined in the Recitals.

         "COMPANY" is defined in the Preamble and, unless the context otherwise requires, such term includes the Subsidiaries of the Company.

         "CODE" means the Internal Revenue Code of 1986, as amended.

         "COMMON STOCK" is defined in the Recitals.

         "COMPANY LEASE" is defined in Section 4.1(ff) hereof.

         "COMPANY MORTGAGE" is defined in Section 4.1(gg) hereof.

         "COMPANY PERMITTED ENCUMBRANCES" is defined in Section 4.1(z) hereof.

         "COMPANY PROPERTY" is defined in Section 4.1(z) hereof.

         "CONTAMINANT" is defined in Section 4.1(t) hereof.

         "CONTRACT" means any contract, agreement, undertaking or commitment (written or oral, formal or informal, firm or contingent) to which the Company or any of its Subsidiaries is a party or by which the Company, any of its Subsidiaries or any of their respective assets is bound.

         "COURT OFFICE BUILDING" means the real property commonly known as 16601 South Kedzie, Markham, Illinois.

         "COURT OFFICE PROPERTY PERMITTED ENCUMBRANCE" is defined in
Section 4.1(z) hereof.

         "ELGIN OFFICE PROPERTY" means the real property commonly known as 1675 Holmes Road, Elgin, Illinois.

         "ELGIN OFFICE PROPERTY PERMITTED ENCUMBRANCE" is defined in
Section 4.1(z) hereof.

         "EMPLOYEE PLAN" is defined in Section 4.1(o) hereof.

         "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

         "ENVIRONMENTAL LAWS" is defined in Section 4.1(t) hereof.

         "EVENT OF NONCOMPLIANCE" means any of the events described in
Section 7.1 hereof.

         "FINANCIAL STATEMENTS" is defined in Section 4.1(g) hereof.

         "FIRST CLOSING" is defined in Section 3.1 hereof.

         "FIRST CLOSING DATE" is defined in Section 3.1 hereof.

         "FORFEITURE PRICE" is defined in the Articles Supplementary.

         "FORM 10" is defined in Section 4.1(h) hereof.

         "GAAP" means generally accepted accounting principles as in effect on the date of measurement. Whenever any accounting term is used herein which is not otherwise defined, it shall have the meaning ascribed thereto under GAAP.

         "GOVERNMENTAL AUTHORITY" means the United States, any state or municipality, the government of any foreign country, any subdivision of any of the foregoing, or any authority, department, commission, board, bureau, agency, court or instrumentality of any of the foregoing.

         "INDEBTEDNESS" means all items, except retained earnings and items of capital shares and surplus and reserves which are mere segregations of surplus, which would be included on the liability side of the consolidated balance sheet of the Company in accordance with GAAP as of the date on which Indebtedness is to be determined.

         "INDEBTEDNESS FOR BORROWED MONEY" means with respect to any Person (i) Indebtedness incurred by such Person as the result of a direct borrowing of money, (ii) Indebtedness arising from capitalized lease obligations, (iii) Indebtedness that has been incurred by such Person in connection with the acquisition of property or assets, (iv) Indebtedness secured by any Lien upon property or assets owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness, (v) Indebtedness created or arising under the conditional sale or other title retention agreement with respect to property acquired by such Person, notwithstanding the fact the rights and remedies of the seller, lender or lessor under such agreement in the event of default are limited to repossession or sale of such property and (vi) guarantees of Indebtedness of others of the character referred to in this definition, and shall not include any other Indebtedness including, but not limited to, Indebtedness incurred with respect to trade accounts or with respect to employee wages and fringe benefits.

         "INITIAL PUBLIC OFFERING" means the sale of Common Stock pursuant to the Company's first effective registration statement covering the sale of such shares filed under the 1933 Act.

         "INTERIM FINANCIAL STATEMENTS" is defined in Section 4.1(g) hereof.

         "INVESTOR INDEMNITEES" is defined in Section 5.1 hereof.

         "LIEN" means any mortgage, lien, pledge, security interest, easement, conditional sale or other title retention agreement, or other encumbrance of any kind.

         "LIQUIDITY EVENT" is defined in the Articles Supplementary.

         "LIQUID IPO" means the consummation of (i) an Initial Public Offering by the Company of newly issued shares of Common Stock in which the Company receives no less than $60 million of gross proceeds and (ii) the listing for trading of the Common Stock on a Major Stock Exchange.

         "LOSS" is defined in Section 5.1 hereof.

         "MAJOR STOCK EXCHANGE" means the New York Stock Exchange, the American Stock Exchange or other similar or successor national stock exchange.

         "OFFERING MEMORANDUM" means the offering memorandum of the Company dated February 1996 relating to the offering of Common Stock.

         "PERMITTED ISSUANCE" means (i) the issuance and sale of the Shares pursuant to this Agreement, (ii) the conversion of the Restricted Shares into shares of Common Stock pursuant to the terms of the Articles Supplementary, (iii) the issuance of shares of Common Stock pursuant to
(A) stock options outstanding as of the date of this Agreement granted under the Stock Option Plans or (B) additional stock options granted at an exercise price of not less than $13.00 per share under the Stock Option Plans out of shares currently available under any such Plan or if shareholder approval is obtained to expand the number of shares available under any Stock Option Plan, under such expanded Plan and (iv) convertible operating partnership units that are (A) committed or outstanding as of the date of this Agreement or (B) granted after the date of this Agreement in an aggregate amount not to exceed the equivalent of 1,000,000 shares of Common Stock at an equivalent per share price, valued in good faith by the Board of Directors, of not less than: $13.00 before the first anniversary of this Agreement; $14.00 thereafter but before the second anniversary of this Agreement; $15.00 thereafter but before the third anniversary of this Agreement; and $16.00 thereafter.

         "PERMITTED LIENS" means (i) Liens for Taxes; (ii) Liens in respect of pledges or deposits under workers' compensation laws or similar legislation, carrier's, warehousemen's, mechanic's, laborer's and materialmen's, landlord's, and statutory and similar Liens, if the obligations secured by such Liens are not delinquent; (iii) Liens in respect of pledges or deposits to secure the performance of bids, tenders, Contracts (other than for the payment of money) or leases to which the Company is a party; (iv) Liens arising from transactions in which the Company obtains Indebtedness for Borrowed Money, PROVIDED that the amount of the Lien does not exceed the Indebtedness to which it relates; (v) easements that do not impair or restrict the Company's use and enjoyment of the property affected thereby; (vi) Liens being contested in good faith and by appropriate proceedings in such manner as not to cause any material adverse effect upon the Company, or the loss of any right of redemption from any sale thereunder, to the extent and so long as the Company shall have set aside on its books adequate reserves with respect thereto and
(vii) any other Liens in an aggregate amount not to exceed $50,000.

         "PERSON" means an individual, corporation, partnership, limited liability company, estate, trust (including a trust qualified under Section 401(a) or 501(c)(17) of the Code), a portion of a trust permanently set aside for or to be used exclusively for the purposes described in Section 642(c) of the Code, association, private foundation within the meaning of Section 509(a) of the Code, joint stock company or other entity, and also includes a group as that term is used for purposes of Section 13(d)(3) of the 1934 Act.

         "PREFERRED STOCK" is defined in the Recitals.

         "QUALIFYING IPO" means a Liquid IPO at a per share price at least equal to the applicable Forfeiture Price.

         "QUALIFYING NON-IPO LIQUIDITY EVENT" means a Liquidity Event other than a Liquid IPO in which the Investors receive consideration in an amount at least equal (computed on a per share price) to the applicable Forfeiture Price for their Shares in the form of cash or freely tradable securities listed and traded on a Major Stock Exchange; PROVIDED THAT, the aggregate market value immediately after giving effect to such Event of all securities of the class received by the Investors held by non-Affiliates of the issuer thereof is at least $100 million.

         "REGISTRABLE SHARES" is defined in the Registration Rights
Agreement.

         "REGISTRATION RIGHTS AGREEMENT" means the Registration Rights Agreement among the Company and the Investors in substantially the form attached as EXHIBIT C hereto.

         "RESTRICTED SHARES" is defined in the Recitals.

         "RESTRICTED STOCK" means shares of Class A Convertible Preferred Stock to be issued pursuant to this Agreement which Class A Convertible Preferred Stock shall have the rights, privileges and designations as set forth in the Articles Supplementary attached hereto as ANNEX I.

         "SEC" means the Securities and Exchange Commission or any successor agency thereto.
         "SECOND CLOSING" is defined in Section 3.2 hereof.

         "SECOND CLOSING DATE" is defined in Section 3.2 hereof.

         "SECTION 16 PERSON" means an Investor or its respective successors and assigns that is (i) a "ten percent beneficial owner" (as such term is defined in Rule 16a-2 under the 1934 Act) of the Company or
(ii) has a representative that is a member of the Board of Directors.

         "SHARES" is defined in the Recitals.

         "STOCK OPTION PLANS" means the Plan for Independent Directors and Brokers, the Advisor Stock Option Plan and the 1996 Incentive Stock Option Plan of the Company.

         "SUBSIDIARY" means any Person or business in which the Company owns, directly or indirectly, an equity interest representing at least a majority of the voting stock or voting interests of such Person or business.

         "TAXES" means all taxes, charges, fees, levies or other assessments, including without limitation all net income, gross income, franchise, sales and use, service and service use, ad valorem, transfer, recording, gains, profits, excise, franchise, real and personal property, gross receipts, capital stock, production, business and occupation, disability, social security, employment, payroll, license, estimated, alternative minimum, stamp, custom duties, severance or withholding taxes or charges imposed by any Governmental Authority and shall include any interest, fines, penalties or additional amounts attributable to or imposed with respect to any such taxes, charges, fees, levies or other assessments.

         "TAX RETURNS" means any return, report, declaration or other document or information required to be supplied to any Governmental Authority with respect to Taxes.

         "THIRD CLOSING" is defined in Section 3.3 hereof.

         "THIRD CLOSING DATE" is defined in Section 3.3 hereof.

         "1940 ACT" means the Investment Company Act of 1940, as amended.

         "1934 ACT" means the Securities Exchange Act of 1934, as amended.

         "1933 ACT" means the Securities Act of 1933, as amended.




SECTION 2.  PURCHASE AND SALE OF SHARES

         2.1 FIRST CLOSING AND SECOND CLOSING. At each of the First Closing and the Second Closing, based upon the representations, warranties, covenants and agreements of the parties set forth in this

Agreement, the Company shall issue and sell to each of the Investors and the Investors shall purchase from the Company, the number of Common Shares and Restricted Shares set opposite each such Investor's name under the heading "First and Second Closing" on ANNEX II hereto at the purchase prices set forth under such heading.


         2.2 THIRD CLOSING. At the Third Closing, based upon the representations, warranties, covenants and agreements of the parties set forth in this Agreement, the Company shall issue and sell to each of the Investors and the Investors shall purchase from the Company, the number of Common Shares and Restricted Shares set opposite each such Investor's name under the heading "Third Closing" on ANNEX II hereto at the purchase prices set forth under such heading.

SECTION 3.  THE CLOSINGS.

         3.l FIRST CLOSING. The closing of the initial issuance and sale of Shares pursuant to Section 2.1 hereof and certain of the other transactions contemplated hereby (the "First Closing") shall take place at the offices of Jones, Day, Reavis & Pogue, 77 West Wacker, Chicago, Illinois, at 10:00 a.m. (Chicago time) on August 20, 1996 (the "First Closing Date"), or at such other time or place as the parties shall mutually agree.

         3.2 SECOND CLOSING. The closing of the second issuance and sale of Shares pursuant to Section 2.1 hereof (the "Second Closing") shall take place at the offices of Jones, Day, Reavis & Pogue, 77 West Wacker, Chicago, Illinois, at 10:00 a.m. (Chicago time) on October 3, 1996 (the "Second Closing Date"), or at such other time or place as the parties shall mutually agree.

         3.3 THIRD CLOSING. The closing of the third issuance and sale of Shares pursuant to Section 2.2 hereof (the "Third Closing") (the First Closing, the Second Closing and the Third Closing are hereinafter sometimes referred to individually as a "Closing" and together as the "Closings") shall take place at the offices of Jones, Day, Reavis & Pogue, 77 West Wacker, Chicago, Illinois, at 10:00 a.m. (Chicago time) on November 19, 1996 (the "Third Closing Date") (the First Closing Date, the Second Closing Date and the Third Closing Date are hereinafter sometimes referred to individually as a "Closing Date" and together as the "Closing Dates"), or at such other time or place as the parties shall mutually agree.

         3.4 DELIVERIES BY THE COMPANY. On each Closing Date, the Company shall deliver or cause to be delivered to each Investor the following items (in addition to any other items required to be delivered to the Investors pursuant to any other provision of this Agreement); PROVIDED THAT in the case of the Second Closing and the Third Closing, "bring down" certificates or similar documents reasonably acceptable to the Investors may be delivered in place of the certificates contemplated by Sections 3.4(c) and (e) through (j) hereof:

         (a) CERTIFICATES. Certificates representing the Shares being issued and sold on such Closing Date by the Company to the Investors pursuant to Section 2 hereof, duly recorded on the books of the Company in such name or names and such denomination or denominations and delivered at such address or addresses as such Investor shall request, together with such other supporting documents as may in the opinion of the Investors' counsel be reasonably necessary to permit the Investors to acquire title to the Shares free of any Adverse Claim;

         (b) RECEIPTS. Receipts dated such Closing Date for the payments delivered to the Company by the Investors pursuant to Section 3.5(a) hereof;

         (c) CHARTER DOCUMENTS. (i) The Articles of Incorporation of the Company, certified by the Department of Assessments and Taxation of the State of Maryland as of a date within five days prior to such Closing Date and (ii) the articles of incorporation for each Subsidiary, certified by the Secretary of State of the State of Illinois as of a date within five days prior to such Closing Date;

         (d) GOOD STANDING CERTIFICATE. A certificate as to the good standing of the Company from the Department of Assessments and Taxation of the State of Maryland and, as to the good standing of each Subsidiary, from such Subsidiary's state of incorporation, each dated within three days prior to such Closing Date;

         (e) FOREIGN QUALIFICATIONS; GOOD STANDING. Certificates of existence in good standing and qualification to transact business as a foreign corporation (or similar documents) of the Company and each Subsidiary from the Secretary of State of each state in which the failure to so qualify could have a material adverse effect upon the Company's or the respective Subsidiary's assets, properties, liabilities, financial condition, results of operations or business;

         (f) SECRETARY CERTIFICATE. A certificate of the Secretary of the Company, in form and substance satisfactory to counsel for the Investors, dated such Closing Date, certifying that attached thereto are true and correct copies of (i) the Company's Bylaws and each Subsidiary's bylaws as then in effect and (ii) the resolutions duly and validly adopted by the Board of Directors of the Company approving the execution, delivery and performance of this Agreement, the Registration Rights Agreement, the Articles Supplementary and the transactions contemplated hereby and thereby;

         (g) COMPANY CERTIFICATE. A certificate of the President of the Company, dated such Closing Date, certifying that (i) each of the representations and warranties of the Company contained in Section 4.1 hereof are true and correct as of such Closing Date, (ii) all agreements, undertakings and obligations to be performed or complied with by the Company as of or prior to such Closing, unless waived in writing, have been duly performed or complied with by the Company in accordance with the terms of this Agreement and (iii) all conditions set forth in Section 8.1 hereof have been satisfied;

         (h) LEGAL OPINION. A legal opinion of McBride Baker & Coles, counsel to the Company, dated such Closing Date, in the form attached as EXHIBIT D hereto;

         (i) TAX OPINION. A tax opinion of McBride Baker & Coles, tax counsel to the Company, dated such Closing Date, with respect to the Company's qualification for taxation as a "real estate investment trust" under the Code, in the form attached as EXHIBIT E hereto;

         (j) MARYLAND OPINION. A legal opinion of Ballard Spahr Andrews & Ingersoll, Maryland counsel to the Company, dated such Closing Date, in the form attached as EXHIBIT F hereto;

         (k) REGISTRATION RIGHTS AGREEMENT. In the case of the First Closing, a counterpart of the Registration Rights Agreement and, in the case of the Second Closing and the Third Closing, an acknowledgement of the inclusion within the definition of Registrable Shares of the Shares issued pursuant to such Closing, duly executed by the Company;

         (l)  SECTION 8.1 CLOSING CONDITIONS.  The items required by
Section 8.1 of this Agreement; and

         (m) OTHER DOCUMENTS. Copies of any other documents reasonably requested by the Investors.

         3.5 DELIVERIES BY THE INVESTORS. At each of the Closings, each Investor shall deliver or cause to be delivered to the Company the following items:

         (a) PURCHASE PRICE. Payment by wire transfer of immediately available funds in the respective amounts set forth under the applicable "Purchase Price" heading on ANNEX II hereto; and

         (b) REGISTRATION RIGHTS AGREEMENT. In the case of the First Closing, a counterpart of the Registration Rights Agreement.

SECTION 4.  REPRESENTATIONS AND WARRANTIES.

         4.l REPRESENTATIONS AND WARRANTIES OF THE COMPANY. To induce each of the Investors to enter into this Agreement and to purchase the Shares they are purchasing hereunder, the Company represents and warrants to each of the Investors that:

         (a) ORGANIZATION AND STANDING. The Company is duly incorporated and validly existing under the laws of the State of Maryland, and has all requisite corporate power and authority to own or lease its properties and assets and to conduct its business as it is presently being conducted. Except as set forth on SCHEDULE 4.1(A) hereto, the Company does not own any equity interest, directly or indirectly, in any other Person or business enterprise, has never owned any such equity interest, and has never operated as a subsidiary or a division of any other Person.
SCHEDULE 4.1(A) sets forth each state other than Illinois in which the Company maintains an office, has employees, conducts business or owns or leases property. The Company is qualified to do business and in good standing in each jurisdiction in which the failure to so qualify could have a material adverse effect upon its assets, properties, liabilities, financial condition, results of operations or business.

         (b) CAPITALIZATION; SUBSIDIARIES. As of the Closing, except, in the case of the Second Closing and the Third Closing, as affected by the exercise or termination of any stock options granted under the Stock Option Plans, any other Permitted Issuance and the transactions contemplated hereby, immediately prior to the consummation of the Closing, the authorized capital stock of the Company consists of (i) 20,000,000 shares of Common Stock, of which 4,824,392 shares are validly issued and outstanding, fully paid and nonassessable, (ii) 10,000,000 shares of Preferred Stock, none of which are issued or outstanding, (iii) 687,590 authorized but unissued shares of Common Stock reserved for issuance pursuant to outstanding but unexercised stock options under the Stock Option Plans and (iv) 210,128 authorized but unissued shares of Common Stock reserved for issuance upon the conversion of any Restricted Stock. Except as described on SCHEDULE 4.1(B) hereto, the Company has no other equity securities of any class issued, reserved for issuance or outstanding. Except as provided to the Investors in this Agreement and as described on SCHEDULE 4.1(B) hereto, there are (i) no outstanding options, offers, warrants, conversion rights, Contracts, or other rights to subscribe for or to purchase from the Company, or commitments by the Company to issue, transfer or sell (whether formal or informal, written or oral, firm or contingent), shares of capital stock or other securities of the Company (whether debt, equity, or a combination thereof) or obligating the Company to grant, extend, or enter into any such agreement or commitment and (ii) no Contracts or other understandings (whether formal or informal, written or oral, firm or contingent) which require or may require the Company to repurchase or otherwise acquire or retire any of its capital stock. Except as provided pursuant to this Agreement, there are no pre-emptive or similar rights with respect to the Company's capital stock, including, without limitation, with respect to the issuance of the Shares to the Investors and the issuance of Common Stock upon the conversion of the Restricted Stock. The Company is not a party to, and to its knowledge, no shareholder of the Company is a party to, any voting agreements, voting trusts, proxies or any other agreements, instruments or understandings with respect to the voting of any shares of the capital stock of the Company, or any agreement with respect to the transferability, purchase or redemption of any shares of capital stock of the Company. The Company has not violated any applicable federal or state securities laws in connection with the offer, sale or issuance of any of
its capital stock.   Except as disclosed on SCHEDULE 4.1(B) hereto, (i)
the Company has no other Subsidiaries, (ii) all of the outstanding shares of capital stock of each Subsidiary are validly issued, fully paid and nonassessable and all such shares are owned by the Company, free and clear of any Lien and (iii) neither the Company nor any of its Subsidiaries is a partner in any partnership or joint venture.

         (c) SHAREHOLDERS OF THE COMPANY. SCHEDULE 4.1(C) hereto sets forth a true and complete list of the name and number of shares held by each holder of Common Stock as of the First Closing Date and such holders collectively constitute all of the holders of record of the outstanding equity securities of the Company.

         (d) CAPACITY OF THE COMPANY; CONSENTS; EXECUTION OF AGREEMENTS. The Company has all requisite power, authority and capacity to enter into this Agreement and the Registration Rights Agreement and to consummate the transactions and obligations contemplated by this Agreement, the Registration Rights Agreements and the Articles Supplementary. Except as described on SCHEDULE 4.1(D) hereto, no consent, authorization, approval, license, permit or order of, or filing with, any Person or Governmental Authority is required in connection with the execution and delivery of this Agreement and the Registration Rights Agreement or the consummation by the Company of the transactions contemplated hereby, thereby and by the Articles Supplementary. The execution and delivery of this Agreement and the Registration Rights Agreement by the Company, the performance of the transactions and obligations contemplated hereby, thereby and by the Articles Supplementary, including, without limitation, the issuance and delivery of the Shares to the Investors and the issuance of shares of Common Stock upon the conversion of Restricted Stock, have been duly authorized by the Board of Directors of the Company and no other proceedings on the part of the Company are necessary to consummate the transactions so contemplated. This Agreement and the Registration Rights Agreement have been duly executed and delivered by a duly authorized officer of the Company and constitute valid and legally binding agreements of the Company, enforceable in accordance with their respective terms.

         (e) STATUS OF SHARES. The Shares to be issued and purchased hereunder, when issued by the Company to the Investors pursuant to the terms of this Agreement, and the Common Stock to be issued upon the conversion of the Restricted Stock, will (i) be duly authorized, validly issued, fully paid and nonassessable, (ii) based in part on the accuracy of the representations of the Investors contained in Section 4.2 of this

Agreement, have been issued in compliance with all federal and state securities laws, and (iii) be free and clear of all Adverse Claims.

         (f) CONFLICTS; DEFAULTS. The execution and delivery of this Agreement and the Registration Rights Agreement by the Company and the consummation by the Company of the transactions and obligations contemplated hereby, thereby and by the Articles Supplementary will not
(i) violate, conflict with, or constitute a default under any of the terms or provisions of the Articles of Incorporation, the Bylaws, or any provisions of, or result in the acceleration of any obligation under, any Contract, note, debt instrument, security agreement or other instrument to which the Company is a party or by which the Company or any of its assets are bound; (ii) result in the creation or imposition of any Liens or claims upon the assets or equity securities of the Company;
(iii) constitute a violation of any law, statute, judgment, decree, order, rule or regulation of a Governmental Authority applicable to the Company or (iv) constitute an event which, after notice or lapse of time or both, would result in any of the foregoing. The Company is not presently in violation of its Articles of Incorporation, Bylaws or the Articles Supplementary. The Company is not presently in default in any material respect under any of the terms or provisions of any of its Contracts, notes, debt instruments, security agreements or other instruments, or any order, judgment or decree relating to it or its business or by which it or any of its assets is bound, or in default in the payment of any of its monetary obligations or debts, and there exists no condition or event which, after notice or lapse of time or both, would result in any such violation or default.

         (g) FINANCIAL STATEMENTS. (i) The audited balance sheets of the Company as of December 31, 1995, 1994 and 1993 and the related audited statements of income, changes in stockholders' equity and cash flows for the years then ended (including the notes thereto) (collectively, the "Audited Financial Statements") and the interim balance sheets of the Company as of June 30, 1996 and 1995 and the related interim statements of income, changes in stockholders' equity and cash flows for the six month periods then ended (including the notes thereto) (the "Interim Financial Statements" and, collectively with the Audited Financial Statements, the "Financial Statements"), true and correct copies of which were previously delivered to the Investors, were prepared from the books and records kept by the Company, and present fairly in all material respects the financial position of the Company as of such dates and the results of its operations and cash flows for the periods then ended and, except as set forth in the notes thereto, the Financial Statements were prepared in accordance with GAAP (except, in the case of the Interim Financial Statements, for normal year-end adjustments) applied on a consistent basis as of and for the periods set forth therein. Except as set forth in SCHEDULE 4.1(G) hereto, the Company has no debts, liabilities or obligations of any nature whatsoever, whether absolute, accrued, contingent or otherwise, except for
(i) liabilities and obligations reflected on the Financial Statements,
(ii) liabilities and obligations incurred since June 30, 1996 in the ordinary course of business consistent with past practice for the purchase or sale of goods, materials or supplies delivered to or by the Company, or for services rendered to the Company and (iii) other liabilities and obligations of the Company's business which, in the aggregate, do not and will not involve amounts payable by the Company in excess of $50,000.

         (h) REPORTS FILED WITH THE SEC. The Company has heretofore furnished to the Investors complete and accurate copies of its Report on Form 10, as filed with the SEC on April 29, 1996, together with all amendments thereto (the "Form 10"), and all other reports or documents required to be filed by the Company pursuant to Section 13(a) or 15(d) of the Exchange Act since the filing of the Form 10. At the time of filing, such reports did not contain any materially false statements or any misstatement of any material fact and did not omit to state any fact necessary to make the statements set forth therein not misleading. Since the filing of its Form 10, the Company has made all filings with the Commission which it is required to make, and, except as provided on
SCHEDULE 4.1(H), the Company has not received any request from the SEC to file any amendment or supplement to any of the reports described in this paragraph.

         (i)  CHANGES IN CIRCUMSTANCES.  Except as set forth on
SCHEDULE 4.1(I) hereto, since December 31, 1995, the Company has not (i) sold, transferred, or otherwise disposed of any of its properties or assets outside the ordinary course of its business consistent with past practice or to any of its Affiliates; (ii) mortgaged, pledged or subjected to any Lien any of its properties or assets other than in the ordinary course of its business consistent with past practice; (iii) acquired any properties or assets outside the ordinary course of its business consistent with past practice or from any of its Affiliates; (iv) sustained any material damage, loss or destruction of or to any of its assets or properties (whether or not covered by insurance); (v) entered into any transaction or otherwise conducted any business other than in the ordinary course of its business consistent with past practice; (vi) modified, amended, cancelled or terminated any Contracts listed or which are required to be listed on SCHEDULE 4.1(R) hereto or any Employee Plan under circumstances which could reasonably be anticipated to have a material adverse effect on the Company's assets, properties, liabilities, financial condition, results of operations, business or prospects; (vii) suffered any material adverse change in its assets, properties, liabilities, financial condition, results of operations, business or prospects; (viii) declared or paid any dividend or made any other distribution to its shareholders or repurchased any of its outstanding capital shares; (ix) made any loan or advance to any Affiliate of the Company; (x) experienced any material adverse change in its personnel; or

(xi) agreed to or obligated itself to take any of the actions identified in clauses (i) through (x) above.

         (j) TITLE TO AND SUFFICIENCY OF ASSETS. The properties and assets of the Company (including, without limitation, the assets and properties reflected on the Financial Statements) are in good operating condition and repair (subject to normal wear and tear consistent with the age of the properties or assets) and are sufficient for all operations of the Company as currently conducted. The Company has good and marketable title to all of its tangible and intangible personal properties and assets, free and clear of any and all Liens except for Permitted Liens and those disclosed on SCHEDULE 4.1(Z). The Court Office Building and the Elgin Office Property are in good operating condition and repair (subject to normal wear and tear consistent with the age of the Court Office Building and the Elgin Office Property, as applicable) and are sufficient for all operations currently conducted thereon.

         (k) COMPLIANCE WITH LAWS. The Company is not in violation of, nor do any of its operations violate in any respect, any statute, law or regulation of any Governmental Authority applicable to the Company, any of its assets, or the conduct of its business ("Applicable Laws"), the violation of which reasonably could be anticipated to have a material adverse effect upon the Company's assets, properties, liabilities, financial condition, results of operations or business, and no material expenditures are or, based on present requirements, will be required of the Company in order for it to comply or remain in compliance with any Applicable Laws. The operations of the Court Office Building and the Elgin Office Property do not violate in any respect any Applicable Laws, the violation of which reasonably could be anticipated to have a material adverse effect upon the Company's liabilities, financial condition, results of operations or business, and no material expenditures are or, based on present requirements, will be required of the Company in order for it to comply or remain in compliance with any Applicable Laws.

         (l)  LITIGATION.  Except as set forth on SCHEDULE 4.1(L) hereto
(i) the Company is not subject to any order of, or written agreement or memorandum of understanding with, any Governmental Authority; (ii) there are no actions, suits, claims, investigations or proceedings pending at law or in equity or before or by any Governmental Authority, or, to the best of the Company's knowledge and belief after due inquiry, threatened, against the Company or adversely affecting the Company or any of its assets or properties, the Court Office Building, the Elgin Office Property, any Employee Plan, or the transactions contemplated by this Agreement, the Registration Rights Agreement or the Articles Supplementary and, to the best of the Company's knowledge and belief after due inquiry, there exist no facts or circumstances which reasonably could be anticipated to result in any such action, suit, claim, investigation or proceeding; and (iii) no Person has asserted and, to the best of the

Company's knowledge and belief after due inquiry, no Person has a valid basis upon which to assert, any claims against the Company which would adversely affect the transactions contemplated by this Agreement, the Registration Rights Agreement or the Articles Supplementary or result in or form the basis of any such action, suit, claim, investigation or proceeding.

         (m)  BROKERS, FINDERS AND AGENTS.  Except as described on
SCHEDULE 4.1(M) hereto, the Company is not, directly or indirectly, obligated to anyone acting as broker, finder or in any other similar capacity in connection with this Agreement or the transactions contemplated hereby.

         (n) TAXES. The Company has timely filed (or there has been filed on its behalf) all Tax Returns required to be filed under Applicable Law, or requests for extensions to file such Tax Returns have been timely filed and granted and have not expired, and all such Tax Returns were at the time of filing and are as of the date hereof true, correct and complete in all material respects. The Company has, within the time and in the manner prescribed by law, paid all Taxes that are currently due and payable except for those being contested in good faith and for which adequate reserves have been taken. The Financial Statements reflect adequate reserves for all Taxes payable by the Company for all the taxable periods and portions thereof accrued through the respective dates of such financial statements. Except as set forth on SCHEDULE 4.1(N) hereto, the statute of limitations for the assessment of all Taxes has expired for all applicable Tax Returns of the Company or those Tax Returns have been examined by the appropriate taxing authorities for all periods through the date hereof, and no deficiency for any Taxes has been proposed, asserted or assessed against the Company that has not been resolved and paid in full. The Company is not a party to any pending audit, action or proceeding, nor, to the knowledge of the Company, is any such audit, action or proceeding threatened, by any Governmental Authority for the assessment or collection of any Taxes of the Company or relating to any of its activities. None of the Company, any of its Subsidiaries or any of their respective officers (including the employee responsible for Tax matters) expects any Governmental Authority to assess any additional Taxes for any period for which Tax Returns have been filed. The Company is not subject to any agreements, waivers or other arrangements extending the period for assessment, levy or collection of any Taxes. There are no Liens for Taxes upon any property or asset of the Company, except for Permitted Liens. All Taxes which the Company is required by law to withhold or to collect have been withheld or collected and paid over to the proper Governmental Authorities or segregated and set aside for such payment. The Company has not, with regard to any assets or property held, acquired or to be acquired by it, filed a consent to the application of
Section 341(f) of the Code. The Company is not a party to or bound by any agreement providing for the allocation or sharing of Taxes with any Person except for certain of the Company's real property leases which provide that the lessee thereunder shall pay all Taxes assessed with respect to the leased Company Property. The Company has not been a member of any affiliated or combined group of companies that files a consolidated, affiliated or other combined group Tax Return (other than a group the common parent of which was the Company), and the Company has no liability for the Taxes of any Person (other than any of the Company and its Subsidiaries) under Treasury Regulation <section> 1.1502-6 (or any similar provision of state, local or foreign law) as a transferee or successor, by contract, or otherwise.

         (o) EMPLOYEE PLANS. The Company is not and has never been a party to any collective bargaining agreement or union contract. Except for the plans as described on SCHEDULE 4.1(O) hereto, (i) the Company has no employee benefit plans, as defined in the ERISA, or any other welfare, bonus, deferred compensation, stock option, restricted stock, pension, profit sharing, severance or fringe benefit plan, formal or informal, written or oral, covering any employee or former employee of the Company (collectively, "Employee Plans"), (ii) the Company has never maintained any such plan with respect to which the Company has any obligations other than the Employee Plans (the "Prior Employee Plans") and (iii) neither the Company nor any of its officers or directors has taken any action that would directly or indirectly obligate the Company to institute any Employee Plan. The Company has reserved all rights necessary to amend or terminate each of the Employee Plans. Each Employee Plan and Prior Employee Plan has been maintained, operated, and administered in compliance with its terms and in compliance with any and all related documents or agreements, and in compliance with all applicable laws. Each Employee Plan and Prior Employee Plan intended to qualify under
Section 401(a) of the Code, is so qualified and has received a favorable Internal Revenue Service determination letter covering the Tax Reform Act of 1986, and each trust maintained in connection with each such plan is tax exempt under Section 501(a) of the Code. All insurance premiums required to be paid by the Company with respect to any Employee Plan, and all benefits, expenses and other amounts due and payable by the Company under any Employee Plan, and all contributions, transfers or payments required to be made by the Company to any Employee Plan through or before the Closing Date have been paid, made or accrued as liabilities on the latest balance sheet included in the Interim Financial Statements. With respect to any insurance policy providing funding for benefits under any Employee Plan, there will be no liability of the Company in the nature of a retroactive rate adjustment arising wholly or partially out of events occurring prior to the Closing Date. No "prohibited transaction" within the meaning of Section 406 of ERISA or Section 4975 of the Code, nor any breach of a duty imposed by Title I of ERISA, (i) which would result in any material liability to the Company has occurred with respect to any

Employee Plan or Prior Employee Plan, or (ii) would occur as a result of the consummation of the transactions contemplated by this Agreement, the Registration Rights Agreement or the Articles Supplementary. The Company is a "real estate operating company" within the meaning of Department of Labor Reg. <section> 2510. 3-101(e). No employee benefit plan intended to be qualified under Section 401(a) of the Code owns, or, as a result of the consummation of the transactions contemplated by this Agreement, the Registration Rights Agreement or the Articles Supplementary will own, more than 10% of the outstanding Common Stock. Except as described on SCHEDULE 4.1(O), no Employee Plan or Prior Employee Plan (i) is or at any time was funded through a "welfare benefit fund" as defined in Section 419(e) of the Code; (ii) is or at any time was subject to Title IV of ERISA; or
(iii) is or at any time was a "multiemployer plan" within the meaning of
Section 3(37) or Section 4001(a)(13) of ERISA, or Section 414(f) of the Code, or a "multiple employer plan" within the meaning of Section 413(c) of the Code. Each Employee Plan that is or at any time was subject to the minimum funding standards of Section 302 of ERISA or Section 412 of the Code is and has always been in compliance with the requirements of such sections and has incurred no "accumulated funding deficiency" within the meaning of such sections. Except as described on SCHEDULE 4.1(O), the Company is not and has never been under common control with any other trade or business within the meaning of Section 4001(b)(1) of ERISA, and the Company has never been treated, along with any other trade or business, as a single employer for purposes of Section 414(b), 414(c), 414(m), 414(n), or 414(o) of the Code. Each Employee Plan that is a group health plan is in compliance with and has at all times been in compliance with (i) the continuation coverage requirements of Section 4980B of the Code and Part 6 of Subtitle B of Title I of ERISA so as not to result in any material liability of the Company for any noncompliance, and (ii) the secondary payer requirements of Section 1862(b)(1) of the Social Security Act. No Employee Plan provides benefits, including, without limitation, death or medical benefits, beyond termination of service or retirement other than coverage mandated by law, group term life insurance proceeds, group long term disability benefits, death or retirement benefits under any qualified plan, or any deferred compensation benefits reflected on the Balance Sheet. No claim for medical expenses has been incurred that would result in payments under any Employee Plan or Prior Employee Plan in excess of $25,000. No facts or circumstances exist, no actions have been taken or omitted to be taken, nothing has occurred, and nothing will occur as a result of the execution and performance of this Agreement and the transactions contemplated hereby, such that the Company could be subject (directly or indirectly) to any material liability for any claims, judgments, damages, penalties, taxes (including excise taxes), assessments or similar items with respect to any of the Employee Plans or Prior Employee Plans covering any employee or former employee of the Company (other than liability for benefit payments incurred in the normal operations of any such plan), nor does the Company have any such liability.

         (p) REGISTRATION RIGHTS. Except for the registration rights granted in the Registration Rights Agreement, the Company has not agreed to register the sale of any of its securities under the 1933 Act.

         (q) AFFILIATE CONTRACTS. Except as described on SCHEDULE 4.1(Q) the Company has no Contracts, directly or indirectly, with any employee, director, officer, shareholder or Affiliate of the Company.

         (r) CONTRACTS. SCHEDULE 4.1(R) hereto sets forth each Contract or other instrument that is of a type described below:

         (i) Any Contract, or series of Contracts directly related to the same matter or project, for capital expenditures or the acquisition or construction of fixed assets which requires aggregate payments by the Company in excess of $75,000;

         (ii) Any Contract relating to cleanup, abatement or other actions in connection with environmental liabilities;

         (iii) Any indenture, mortgage, loan or credit Contract under which the Company has borrowed any money or issued any note, bond, indenture or other evidence of Indebtedness for Borrowed Money, or guaranteed indebtedness for money borrowed by others;

         (iv) Any Contract with any representative, distributor or sales agent which is not terminable without cost or penalty to the Company on 90 days' or less notice;

         (v) Any Contract under which the Company is (A) a lessee of, or holds or uses, any real property or any machinery, equipment, vehicle or other tangible personal property owned by a third party or (B) except for Company Leases, a lessor of, or makes available for use by any third party, any real property or any tangible personal property owned by the Company, in either such case which requires aggregate annual payments in excess of $75,000;

         (vi) Any executory Contract, or series of executory Contracts directly related to the same matter or project, for the purchase of materials or services for an aggregate consideration in excess of $75,000 or which is not terminable by the Company without cost, penalty or forfeiture;

         (vii) Any permits, licenses, authorizations, approvals, franchises, consents, grants, or similar documents or authority of any Governmental Authority required or used for the conduct of the Company's business;

         (viii)  Any Contracts with any Governmental Authority;

         (ix) Any Contracts not made in the ordinary course of business and involving remaining payments or receipts in excess of $25,000 and that are not terminable in 90 days or less by the Company without cost, penalty or forfeiture;

         (x) Any Contracts containing a covenant not to compete or restricting in any material respect the Company's ability to transact business in any jurisdiction of the United States or a foreign country;

         (xi)  Any Contracts or other agreements for indemnification;

         (xii) Any other Contracts material to the assets, properties, liabilities, financial condition, results of operations, business or prospects of the Company; and

         (xiii) Any Contract or arrangement the performance of which by the Company, under circumstances now reasonably foreseeable by the Company, is likely to have a material adverse effect on the assets, properties, liabilities, financial condition, results of operations, business or prospects of the Company.

Except as expressly set forth on SCHEDULE 4.1(R) hereto, each Contract listed or described on SCHEDULE 4.1(R) is a valid and binding obligation of the Company and is in full force and effect. Except as expressly set forth on SCHEDULE 4.1(R), the Company has performed all of its material obligations required to be performed through the date hereof under the Contracts so listed or described and the Company is not in breach or default in any respect thereunder nor has any event or circumstance occurred which, with notice or lapse of time or both, would constitute any such breach or default, except in any such case for such breaches or defaults which, individually or in the aggregate, do not, and, insofar as reasonably can be foreseen, in the future will not, have a material adverse effect on the assets, properties, liabilities, financial condition, results of operations, business or prospects of the Company.
To the best of the Company's knowledge and belief after due inquiry, none of the other parties to such Contracts is in breach or default in any respect thereunder nor has any event or circumstance occurred which, with notice or lapse of time or both, would constitute any such breach or default, except in any such case for such breaches or defaults which, individually or in the aggregate, do not, and, insofar as reasonably can be foreseen, in the future will not, have a material adverse effect on the assets, properties, liabilities, financial condition, results of operations, business or prospects of the Company.

         (s)  AFFILIATED TRANSACTIONS.  Except as set forth on
SCHEDULE 4.1(S) hereto, no Affiliate of the Company has any interest (other than as a non-controlling holder of securities of a publicly-traded company), either directly or indirectly, in any Person (whether as an employee, officer, director, shareholder, agent, independent contractor, security holder, creditor, consultant or otherwise) that presently (i) provides any services or designs, produces or sells any products or engages in any activity which is the same, similar to or competitive with any activity or business in which the Company is now engaged; (ii) is a supplier of, customer of, creditor of, or has an existing contractual relationship with, the Company; or (iii) has any direct or indirect interest in any asset or property used by the Company or any property, real or personal, tangible or intangible, that is necessary or desirable for the conduct of the business of the Company.

         (t) ENVIRONMENTAL COMPLIANCE. The Company is and has at all times been in compliance with all applicable federal, state and local laws, regulations, rules, ordinances, by-laws, orders or determinations (including permit requirements) relating to the protection of health, safety or the environment in connection with the ownership, operation and condition of its properties and business ("Environmental Laws"). The Company has never been issued any permits, licenses or other authorizations pursuant to any Environmental Law. The Company has no knowledge of any facts or circumstances that could adversely affect or render significantly more costly in the future the Company's compliance with existing Environmental Laws. Except as disclosed on SCHEDULE 4.1(T), to the best of the Company's knowledge and belief after due inquiry, no Contaminant (as such term is defined below) has ever been generated, handled, discharged, disposed of, released, placed or dumped on or under any premises or facilities presently or previously owned, leased or used by the Company or the Court Office Building or the Elgin Office Property, whether by the Company or any other Person, in a manner that violates any Environmental Law. Except as disclosed on SCHEDULE 4.1(T), to the best of the Company's knowledge and belief after due inquiry, no PCB's (polychlorinated biphenyls), asbestos or underground storage tanks are or were ever used in the construction or operation of, or located on, the premises or facilities presently or previously owned, leased or used by the Company or the Court Office Building or the Elgin Office Property.
For purposes of this Section 4.1(t), the term "Contaminant" means any pollutant, contaminant, toxic substance, hazardous waste, hazardous material, hazardous substance, petroleum, crude oil or any fraction thereof or any other substance regulated by any Environmental Law.

         (u) SECURITIES LAWS. No consent, authorization, approval, permit, or order of or filing with any Governmental Authority is required for (i) the Company to execute and deliver this Agreement or the Registration Rights Agreement (ii) the Company to offer, issue, sell or deliver the Shares, or (iii) the issuance of shares of Common Stock upon the conversion of the Restricted Stock. Based in part on the accuracy of the representations of the Investors and under the circumstances contemplated hereby and under current laws and regulations, the offer, issuance, sale and delivery of the Shares to the Investors and the issuance of shares of Common Stock upon the conversion of the Restricted Stock is exempt from the prospectus delivery and registration requirements of the 1933 Act.

         (v) ABSENCE OF CERTAIN COMMERCIAL PRACTICES. To the best of the Company's knowledge and belief after due inquiry, neither the Company nor any officer, director, employee or agent of the Company (or any Person acting on behalf of any of the foregoing) has (i) given or agreed to give any gift or similar benefit of more than nominal value on behalf of the Company to any customer, supplier, employee or official of any Governmental Authority (domestic or foreign), to induce the recipient or his employer to do business, grant favorable treatment or compromise or forego any claim or (ii) made any significant payment which might be improper under prevailing laws (regardless of the jurisdiction in which such payment was made) to promote or retain tenants or properties or to help, procure or maintain good relations with suppliers.

         (w) EMPLOYEE MATTERS. The Company is not aware that any officer or key employee, or that any group of key employees, intends to terminate their employment with the Company, nor does the Company have a present intention to terminate the employment of any of the foregoing. The Company is in compliance with all applicable material laws and regulations respecting labor, employment, fair employment practices, terms and conditions of employment, and wages and hours, and there are no charges of employment discrimination or unfair labor practices pending, or, to the best knowledge of the Company after due inquiry, threatened against, the Company.

         (x) DISCLOSURE. The Company has fully responded to all written requests for information and has accurately answered, to the best of the Company's knowledge and belief after due inquiry, all inquiries from the Investors concerning the Court Office Building, the Elgin Office Property, and the assets, properties, liabilities, financial condition, results of operations, business and prospects of the Company, and has not withheld any facts relating thereto that it reasonably believed to be material with respect to the Court Office Building, the Elgin Office Property, and the assets, properties, liabilities, financial condition, results of operations, business or prospects of the Company. No information in this Agreement, in any Schedule or Exhibit attached to this Agreement, in the Registration Right Agreement, in the Offering Memorandum or in any other document delivered to the Investors in connection herewith, contains any untrue statement of a material fact or when considered together with all such information delivered to the Investors omits to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, when taken as a whole, not misleading. There is no fact or circumstance relating to the Company that materially and adversely affects or in the future may, in the reasonable business judgment of the Company, be expected materially and adversely to affect the same which has not been set forth in this Agreement, the Schedules hereto or the Offering Memorandum.

         (y) REIT QUALIFICATION. Commencing with the Company's taxable year ended December 31, 1993 and at all times thereafter, the Company has been, and as of each Closing Date the Company will be, organized and operated in conformity with the requirements for qualification, and as of the date hereof for all taxable periods commencing with its taxable year ended December 31, 1993 has qualified for taxation, as a "real estate investment trust" under the Code and the rules and regulations thereunder, and under all income tax laws, rules, regulations and provisions of each of the states in which it owns property or conducts business (to the extent that any such state recognizes REIT status). The Company filed with its federal income tax return for the taxable year ended December 31, 1993 an election to be a "real estate investment trust," and as of the date hereof such election has not been terminated or revoked. At no time during the period commencing with the Company's taxable year ended December 31, 1993, and continuing through the date hereof has the Company been, and as of the Closing Date the Company will not be, closely held within the meaning of Section 856(a)(6) and Section 856(h) of the Code. The Company has at all times during the period commencing with its taxable year ended December 31, 1993 and continuing through the date hereof (i) satisfied the 75%, 95% and 30% gross income tests set forth in Section 856(c)(5) of the Code, and (iii) satisfied the 95% distribution requirements of Section 857(a)(1) of the Code. The Company has for all taxable periods commencing with its taxable year ended December 31, 1993 complied in full with the provisions of Treasury Regulation
<section> 1.857-8 for the purpose of ascertaining the actual ownership of the outstanding shares of the Company. At no time during the period commencing with the Company's taxable year ended December 31, 1993, and continuing through the date hereof has the Company engaged in any transaction that would constitute a "prohibited transaction" within the meaning of Section 857(b)(6)(B) of the Code. As of the close of the Company's taxable year ended December 31, 1993, the Company had no earnings and profits accumulated in any "non-REIT year" within the meaning of Section 857(a)(3). Prior to the commencement of the Company's taxable year ended December 31, 1993, the Company did not own any assets other than cash and cash equivalents. Each Subsidiary of the Company is a "qualified REIT subsidiary" within the meaning of Section 856(i)(2) of the Code. The issuance of the Shares to the Investors as contemplated by this Agreement will not jeopardize the status of the Company as a "real estate investment trust" under the Code and the rules and regulations thereunder.

         (z) TITLE TO PROPERTIES. (i) The Company has good and marketable title in fee simple to all real property owned by it (individually, a "Company Property" and collectively, the "Company Properties"), and good and marketable title to all personal property owned by it that is material to its business, in each case free and clear of all Liens other than Permitted Liens and those disclosed on SCHEDULE 4.1(Z) hereto and those which would not, either individually or in the aggregate, have a material adverse effect on any Company Property (including the present maintenance, operation, occupancy or use of any such Company Property) (collectively, the "Company Permitted Encumbrances").

         (ii) GLR No. 1, Inc., an Illinois corporation and a wholly-owned Subsidiary of the Company, is the holder of a 2.5% general partnership interest in JMG Fox Valley Limited Partnership, an Illinois limited partnership ("JMG Fox Valley") free and clear of all Liens. JMG Fox Valley is a general partner in Elgin Industrial Joint Venture, an Illinois joint venture ("EIJV") free and clear of all Liens. EIJV has good and marketable title in fee simple to the Elgin Office Property, and good and marketable title to all personal property used in connection with the ownership, maintenance, occupancy, and operation of the Elgin Office Property in each case free and clear of all Liens other than Permitted Liens and those disclosed on SCHEDULE 4.1(Z) hereto and those which would not, either individually or in the aggregate, have a material adverse effect on the Elgin Office Property (including the maintenance, operation, occupancy or use of the Elgin Office Property) (collectively, the "Elgin Office Property Permitted Encumbrances").

         (iii) GLR No. 2, Inc., an Illinois corporation and a wholly-owned Subsidiary of the Company, is the holder of a 2.5% general partnership interest in JMG Court Office Center Limited Partnership, an Illinois limited partnership ("JMG Court Office Center") free and clear of all Liens. JMG Court Office Center has good and marketable title in fee simple to the Court Office Building, and good and marketable title to all personal property used in connection with the ownership, maintenance, occupancy, and operation of the Court Office Building in each case free and clear of all Liens other than Permitted Liens and those disclosed on SCHEDULE 4.1(Z) hereto and those which would not, either individually or in the aggregate, have a material adverse effect on the Court Office Building (including the maintenance, operation, occupancy or use of the Court Office Building) (collectively, the "Court Office Building Permitted Encumbrances").

         (aa) TITLE INSURANCE. Except as set forth on SCHEDULE 4.1(AA) hereto, an owner's policy of title insurance issued by a nationally recognized title insurance company in a form and containing coverages customarily approved and required by institutional investors has been obtained for each Company Property and if a majority interest in the Elgin Office Property and/or the Court Office Building are acquired by the Company, any Subsidiary or any of their Affiliates (other than an officer or director of the Company), at or prior to such acquisition such title insurance will be obtained. Except as set forth on SCHEDULE 4.1(AA), each owner's policy of title insurance insures the fee simple ownership interest of the Company in each Company Property subject only to the Company Permitted Encumbrances and is in an amount at least equal to the sum of (i) the cost of the acquisition of such Company Property and (ii) for the Company Property located in Oak Brook, Illinois and the Company

Property located in Springfield, Ohio, the subsequent cost of the construction and installation of the improvements made by the Company located on such Company Property (measured at the time of such construction). The owner's policy of title insurance for the Elgin Office Property and the Court Office Building will insure the fee simple ownership interest of the Company in the Elgin Office Property and the Court Office Building subject only to the Elgin Office Property Permitted Encumbrances and the Court Office Building Permitted Encumbrances, as applicable, and will be in the amount at least equal to the sum of (A) the cost of the acquisition of the Elgin Office Property and the Court Office Building, as applicable, and (B) the subsequent cost of the construction and installation of the improvements made by the Company located on the Elgin Office Property and the Court Office Building, as applicable (measured at the time of such construction).

         (bb) OVER FINANCING. The Company has not incurred any financing or any portion thereof for the sole purpose of distributing the proceeds of the same to its stockholders.

         (cc) DEFECTS. Except as set forth on SCHEDULE 4.1(CC) hereto, to the best of the Company's knowledge and belief after due inquiry, there are no material defects in the improvements located on the Elgin Office Property, the Court Office Building or any Company Property including, without limitation, any defect in the foundation, structural systems, roof or the electrical, plumbing, heating, ventilating or air conditioning systems included within the improvements located on such Elgin Office Property, Court Office Building or Company Property and there are no material repairs or deferred maintenance required to be made thereto.

         (dd) CONDEMNATION. Except as set forth on SCHEDULE 4.1(DD) hereto, there is no pending or, to the best of the Company's knowledge and belief after due inquiry, threatened public or private condemnation or similar proceeding affecting the Elgin Office Property, the Court Office Building or a Company Property or any part thereof that could have a material adverse effect upon the present maintenance, operation, occupancy or use of the Elgin Office Property, the Court Office Building or such Company Property.

         (ee) TAXES AND ASSESSMENTS ON COMPANY PROPERTIES. There are no material unpaid real estate property taxes or assessments due and payable against the Elgin Office Property, the Court Office Building or a Company Property. The Company has not received any notice of assessment for public improvements with respect to or relating to the Elgin Office Property, the Court Office Building or a Company Property.

        (ff) PROPERTIES AND LEASES. SCHEDULE 4.1(FF) hereto sets forth a complete and correct list of (i) all Company Properties and (ii) all leases of the Elgin Office Property, the Court Office Building and the Company Properties or any part thereof in effect on the date hereof (individually, a "Company Lease" and collectively, the "Company Leases") and sets forth a complete and correct description of the following:

         (i) the land, building and approximate square footage of the demised premises under each Company Lease;

         (ii)  the name of the tenant and any guarantor under each Company
    Lease;

         (iii)  the expiration date of the term of each Company Lease;

         (iv) the amount of annual or monthly base rent and additional rent due under each Company Lease and the amount, or the basis of calculation thereof, of any scheduled increase or other escalation in the annual and monthly base rent or additional rent;

         (v) any renewal, extension, expansion or cancellation right of the tenant under each Company Lease; and

         (vi) any option or first refusal purchase right of the tenant under each Company Lease.

There are no leases, tenancies, licenses or other rights of occupancy or use of the Company Properties or any portion thereof except for the Company Leases and except as set forth on SCHEDULE 4.1(FF) hereto. Each Company Lease is valid and enforceable, is in full force and effect, has not been amended, modified or supplemented except as set forth on SCHEDULE 4.1(FF) hereto, and the tenant thereunder has accepted its demised premises, is in actual possession in the normal course and has commenced payment of rent and additional rent, if applicable, therefor. Except as set forth on SCHEDULE 4.1(FF) hereto, each Company Lease provides that the tenant thereunder is required to pay all operating expenses, repairs and maintenance, and taxes and insurance in connection with the maintenance, ownership, use and occupancy of the Company Property demised thereunder. The Company is not in default in the payment or performance of any obligation binding on the Company under a Company Lease and the Company has not given notice of default to a tenant (which default has not previously been cured), nor does any condition or event exist that with the giving of notice or the passage of time, or both, would constitute a default by the Company or, to the best of the Company's knowledge and belief after due inquiry, by a tenant under a Company Lease. The Company does not have any knowledge of any claim, offset, right of recoupment or defense available to a tenant under a Company Lease. There have been no material waivers by the Company of any default under or breach of a Company Lease by a tenant. Except for the Company Mortgages, the Company has not assigned, pledged, hypothecated or otherwise encumbered any of its right, title or interest in and to a Company Lease or any rents payable thereunder. No tenant has an option or first refusal purchase right under a Company Lease except as set forth on SCHEDULE 4.1(FF) hereto.

         (gg) MORTGAGES. SCHEDULE 4.1(GG) hereto sets forth a complete and correct list of all mortgages, deeds of trust, deeds to secure debt and other similar security interests encumbering the Elgin Office Property, the Court Office Building, and the Company Properties or any part thereof (individually, a "Company Mortgage" and collectively, the "Company Mortgages") and sets forth a complete and correct description of the following:

         (i)  the Company Property encumbered by each Company Mortgage;

         (ii) the name of the obligor, guarantor and the holder of each Company Mortgage;

         (iii) the priority of each Company Mortgage and any mortgage, deed of trust or other similar instrument that is either prior to or subordinate to each Company Mortgage;

         (iv) the date of each Company Mortgage and any amendment or modification thereof;




         (v) the original principal amount of the debt secured by each Company Mortgage, the current rate of interest thereunder and the current outstanding principal balance thereof;

         (vi) the maturity date of the debt secured by each Company Mortgage, the type of debt secured thereby and whether any balloon payment is due at the maturity of the debt secured thereby;

         (vii) the amount of the current monthly payment of interest, principal or other amounts due under each Company Mortgage and the amount of any other mandatory principal or other payment due thereunder prior to the maturity date of the debt secured thereby;

         (viii) any amount that has not been disbursed or advanced to the Company by the holder of a Company Mortgage that such holder is obligated to disburse or advance;

         (ix) any prepayment premiums with respect to the prepayment (full or partial) of the debt secured by each Company Mortgage and the current penalty payable in connection with any such prepayment; and

         (x) the amount of any escrow deposits or other deposits or payments held under each Company Mortgage by the holder of each Company Mortgage.

There are no mortgages, deeds of trusts, deeds to secure debt or other similar instruments encumbering the Company Properties or any portion thereof except for the Company Mortgages. Each Company Mortgage is valid and enforceable, is in full force and effect, and has not been amended, modified or supplemented except as set forth in SCHEDULE 4.1(GG) hereto. All payments, installments and charges due and payable under a Company Mortgage have been paid in full. The Company has not received notice of default by the Company (which default has not previously been cured) from the holder of a Company Mortgage nor, to the best of the Company's knowledge and belief after due inquiry, does any condition or event exist which with the giving of notice or the passage of time, or both, would constitute a default by the Company under a Company Mortgage. Except as set forth on SCHEDULE 4.1(GG) hereto, the consummation of any of the transactions contemplated by this Agreement, the Registration Rights Agreement or the Articles Supplementary will not require the consent or approval of the holder of a Company Mortgage and will not violate, conflict with or constitute a default by the Company under a Company Mortgage or result in a condition or event which with the giving of notice or the passage of time, or both, would constitute a default by the Company under a Company Mortgage.


         (hh) COMPANY MORTGAGE LOANS. The Company has not made any loans to others secured by a mortgage, deed of trust, deed to secure debt or other similar instrument encumbering real property and personalty related to such real property.

         (ii) INVESTMENT COMPANY ACT. The Company is not an "investment company" or a company "controlled" by "an investment company" within the meaning of the 1940 Act and the rules and regulations thereunder and is not deemed to be an "investment company" for purposes of Section 12(d)(1) of the 1940 Act.

         (jj) INSURANCE. The Company: (i) keeps or causes all of its insurable property or properties (including without limitation, the Company Properties, the Court Office Building and the Elgin Office Property) to be kept insured against loss or damage against fire and other material risks; (ii) maintains public liability insurance against claims for personal injury, death, or property damage suffered by others upon or in or about any premises occupied by it or owned by it or occurring as a result of its maintenance or operation of any automobiles, trucks, or other vehicle or other facilities (iii) causes public liability insurance against claims for personal injury, death, or property damage suffered by others upon or in or about the Court Office Building and the Elgin Office Property to be maintained, and (iv) maintains or causes to be maintained all such workers' compensation or similar insurance as may be required under the laws of any state or jurisdiction in which it may be engaged in business. All insurance for which provision has been made in this Section 4.1(jj) is maintained with such insurers, in such amounts and to such extent as is standard for businesses such as or similar to the Company's business.

         4.2 REPRESENTATIONS OF THE INVESTORS. Each Investor hereby severally, and not jointly, represents to the Company that:

         (a) INVESTMENT INTENT. The Shares to be purchased by such Investor hereunder are being purchased for its own account or as a fiduciary for a fiduciary account and not with the view to, or for resale in connection with, any distribution or public offering thereof within the meaning of the 1933 Act except (i) in compliance with the 1933 Act and
(ii) that disposition of the Shares shall at all times be within such Investor's control. Such Investor understands that the Shares have not been registered under the 1933 Act by reason of their issuance in transactions exempt from the registration and prospectus delivery requirements of the 1933 Act pursuant to Section 4(2) thereof. Such Investor further understands that the certificates representing the Shares will bear the following legend and agrees that it will hold such Shares subject thereto:

         THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, NOR PURSUANT TO THE SECURITIES OR "BLUE SKY" LAWS OF ANY STATE. SUCH SECURITIES MAY NOT BE OFFERED, SOLD, TRANSFERRED, PLEDGED, HYPOTHECATED OR OTHERWISE ASSIGNED, EXCEPT PURSUANT TO (i) A REGISTRATION STATEMENT WITH RESPECT TO SUCH SECURITIES THAT IS EFFECTIVE UNDER SUCH ACT, (ii) RULE 144 OR RULE 144A UNDER SUCH ACT OR (iii) ANY OTHER EXEMPTION FROM REGISTRATION UNDER SUCH ACT, PROVIDED THAT IN A TRANSACTION PURSUANT TO (iii) ABOVE, IF REQUESTED BY THE COMPANY, AN OPINION OF COUNSEL (WHICH MAY BE INTERNAL COUNSEL OF THE HOLDER) REASONABLY SATISFACTORY IN FORM AND SUBSTANCE IS FURNISHED TO THE COMPANY STATING THAT AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF SUCH ACT IS AVAILABLE.

Whenever the legend requirement imposed by this Section 4.2(a) shall terminate or a holder shall provide an opinion of counsel stating that such legend is no longer required, the respective holders of the Shares for which such legend requirements have terminated shall be entitled to receive from the Company, at the Company's expense, certificates without such legend. In the event any disagreement arises regarding whether the legend requirement imposed by this
Section 4.2(a) has terminated, the holders of such Shares shall be entitled to receive from the Company, at the Company's expense, certificates without such legend if any such holder provides the

Company with a written opinion of counsel (which may be internal counsel of such holder) stating that such legend is not, or is no longer, necessary or required.

         (b) CAPACITY OF THE INVESTORS; EXECUTION OF AGREEMENT. Such Investor has all requisite power, authority and capacity to enter into this Agreement and the Registration Rights Agreement, and to perform the transactions and obligations to be performed by it hereunder and thereunder. This Agreement and the Registration Rights Agreement have been duly authorized, executed and delivered by it and constitute its valid and legally binding obligations, enforceable in accordance with their respective terms.

         (c) ACCREDITED INVESTOR. Such Investor is an "accredited investor" as defined in Rule 501(a) of Regulation D promulgated under the 1933 Act.

         (d) SUITABILITY AND SOPHISTICATION. (i) Such Investor has such knowledge and experience in financial and business matters that it is capable of independently evaluating the risks and merits of purchasing the Shares; (ii) it has independently evaluated the risks and merits of purchasing the Shares and has independently determined that the Shares are a suitable investment for it and (iii) it has sufficient financial resources to bear the loss of its entire investment in the Shares.

         (e) SHARES HELD BY EMPLOYEE PLANS. Each of Fortis, Morgan Stanley and WKZV represents that no more than 860,000 of the Shares to be purchased by each such Investor will be held by an employee benefit plan intended to be qualified under Section 401(a) of the Code.

SECTION 5.  INDEMNIFICATION

         5.l INDEMNIFICATION BY THE COMPANY. Notwithstanding anything in this Agreement to the contrary, but subject to the other provisions of this Section 5, the Company shall indemnify, defend, and hold each of the Investors, each Investor's respective directors, trustees, partners, officers, employees, manager, members, representatives and Affiliates, and each of such partners' and Affiliates' officers, directors, trustees, partners, employees, representatives and Affiliates, (collectively, the "Investor Indemnitees") harmless from and against, and shall reimburse them for, any and all demands, claims, losses, liabilities, damages, costs and expenses whatsoever (including, without limitation, any fines, penalties, reasonable fees and disbursements of counsel incurred by the Investor Indemnitees in investigating or defending any of the foregoing and other reasonable expenses incurred in investigating or defending any of the foregoing or enforcing this Agreement, the Registration Rights Agreement or the Articles Supplementary) (individually a "Loss" and collectively "Losses") sustained or incurred by an Investor Indemnitee resulting from or arising in connection with (a) any inaccuracy in or breach of any of the representations or warranties of the Company set forth in this Agreement or the Schedules or Exhibits hereto or (b) any breach by the Company of any of its covenants, obligations, or agreements contained herein or in the Registration Rights Agreement or the Articles Supplementary in each case whether or not such loss results from a third party claim.

         5.2 INDEMNIFICATION NOTICE. In the event that (a) an event occurs which gives an Investor a right to indemnification hereunder or (b) any third party claim is asserted against a Person with respect to which such Investor is entitled to indemnification hereunder, such Investor (the "indemnified party") shall, within 60 days of the later of the occurrence of the event giving rise to the claim or the date that the indemnified party learned of such claim, notify the Company (the "indemnifying party") of such claim by delivery of a written notice describing the claim and indicating the basis for indemnification hereunder. The indemnifying party shall have the right, upon written notice to the indemnified party within 10 days after receipt from the indemnified party of notice of such claim, to conduct at its expense the defense against such claim in its own name, or if necessary in the name of the indemnified party. In the event that the indemnifying party fails to give such notice, it shall be deemed to have elected not to conduct the defense of the subject claim, and in such event the indemnified party shall have the right to conduct such defense and only with the prior consent of the indemnifying party, which consent shall not be unreasonably withheld, to compromise and settle the claim. In the event that the indemnifying party does elect to conduct the defense of the subject claim, the indemnified party shall cooperate with and make available to the indemnifying party such assistance and materials as may be reasonably requested by it, all at the expense of the indemnifying party and the indemnified party shall have the right to participate in the defense, provided that the indemnifying party will have the right to compromise and settle the claim only with the prior written consent of the indemnified party. The indemnified party will have the right to employ its own counsel in any such action, but the fees, expenses and other charges of such counsel will be at the expense of such indemnified party unless (x) the employment of counsel by the indemnified party has been authorized in writing by the indemnifying party, (y) the indemnified party has reasonably concluded that there may be legal defenses available to it or other indemnified parties that are different from or in addition to those available to the indemnifying party or

(z) the indemnified party reasonably concludes that a conflict or potential conflict exists between the indemnified party and the indemnifying party (in which case the indemnifying party will not have the right to direct the defense of such action on behalf of the indemnified party), in each of which cases the reasonable fees, disbursements and other charges of counsel will be at the expense of the indemnifying party or parties. Any settlement to which the indemnifying party shall have consented in writing shall conclusively be deemed to be an obligation with respect to which the indemnified party is entitled to indemnification hereunder.

         5.3 REMEDIES CUMULATIVE. No specific right, power or remedy conferred by this Agreement shall be exclusive, and each such right, power or remedy shall be cumulative and in addition to every other right, power or remedy, whether conferred hereby or by any security of the Company, now or hereafter available, at law or in equity, by statute or otherwise.

         5.4 REMEDIES NOT WAIVED. No course of dealing between the Company and the Investors, and no delay in exercising any right, power or remedy conferred hereby or by any security issued by the Company, or now or hereafter available at law or in equity, by statute or otherwise, shall operate as a waiver of or otherwise prejudice any such right, power or remedy.

SECTION 6.  COVENANTS

         The Company covenants and agrees with the Investors to provide for the following:

         6.l FURNISHING OF FINANCIAL STATEMENTS AND INFORMATION. The Company shall deliver the following information to the Investors
(PROVIDED, HOWEVER that, by written notice to the Company each Investor may elect not to receive any or all of the information that the Company is required to deliver pursuant to this Section 6.1):

         (a) as soon as they become available, (i) but in any event within 45 days after the close of the fiscal quarter commencing with the quarter ended June 30, 1996, the Company's Quarterly Report on Form 10-Q (or any successor form) as filed with the SEC or (ii) if the Company is not required to file such form with the SEC or does not file such form, unaudited consolidated balance sheets of the Company as of the end of such quarter, together with the related unaudited consolidated statements of income, changes in shareholders' equity and cash flows for such quarter and for the period from the beginning of the fiscal year to the end of such quarter setting forth comparative amounts for the previous periods and (iii) as soon as they become available, but in any event within 60 days after the close of the fiscal quarter commencing with the quarter ended June 30, 1996, a reconciliation of such results with the budgeted amounts in comparative form, all in reasonable detail and the statements as of the end of each fiscal quarter shall be certified by the President or chief financial officer of the Company to be accurate to the best of such officer's knowledge, subject to year-end adjustments;

         (b) within 15 days after the end of each fiscal quarter commencing with the quarter ended June 30, 1996, a certificate from the President or Chief Executive Officer of the Company stating that such officer has no knowledge of the occurrence or the existence of an Event of Noncompliance or an event or circumstance that, given notice or lapse of time, or both, would constitute an Event of Noncompliance, or if an Event of Noncompliance or such an event or circumstance shall have occurred a detailed description thereof, together with a brief narrative from the President or Chief Executive Officer of the Company describing the critical events of said quarter;

         (c) as soon as they become available, but in any event within 90 days after the end of each fiscal year, (i) the Company's Annual Report on Form 10-K (or any successor form) as filed with the SEC or (ii) if the Company is not required to file such form with the SEC or does not file such form, the audited consolidated balance sheets of the Company, as of the end of such fiscal year, together with the related audited consolidated statements of income, changes in shareholders' equity and cash flows for such fiscal year, setting forth in comparative amounts for the previous fiscal year, all in reasonable detail and duly certified by a firm of independent public accountants of national standing reasonably acceptable to the Investors, which accountants shall have given the

Company an opinion, unqualified as to the scope of the audit, regarding such statements;

         (d) within five days after the Company learns of the commencement or overtly threatened commencement of any material claim or suit, legal or equitable, or of any material administrative, arbitration, or other similar proceeding against the Company, or any of its operations, assets or properties, written notice of the nature and extent of such suit or proceeding;

         (e) within five days after the Company learns of any circumstance or event which reasonably can be expected to have a material adverse effect on the assets, properties, liabilities, financial condition, results of operations, business or prospects of the Company, written notice of the nature and extent of such circumstance or event;

         (f) at least 15 days prior to the end of each fiscal year of the Company, commencing with the fiscal year beginning January 1, 1997, an annual budget for the Company for the next succeeding fiscal year, prepared in good faith and submitted to the Board of Directors of the Company, which annual budget shall include monthly capital and operating expense budgets, cash flow statements, capital expenditure budgets, profit and loss projections and employee hiring projections;

         (g) within two days after transmission thereof, copies of all financial statements, proxy statements, reports and any other general written communications which the Company sends to its shareholders and copies of all registration statements and all regular, special or periodic reports which it files with the SEC or with any securities exchange on which any of its securities are then listed, and copies of all press releases and other statements made available generally by the Company to the public concerning material developments in the Company's businesses; and

         (h) within 10 days after an Investor makes a reasonable request therefor, such other data relating to the business, affairs and financial condition of the Company.

Each of the financial statements referred to in Sections 6.1(a) and (c) hereof shall be prepared in accordance with GAAP (except, in the case of interim financial statements, for normal year-end adjustments) consistently applied and shall present fairly, in all material respects, the consolidated financial position of the Company, and the results of its operations and its cash flows, as of the dates and for the periods stated therein, subject in the case of the unaudited financial statements to changes resulting from the normal year-end audit adjustments, none of which would, alone or in the aggregate, be materially adverse to the assets, properties, liabilities, financial condition, results of operations, business or prospects of the Company.

         6.2 INSPECTION AND MEETING. The Company shall, upon receipt of reasonable notice, permit each of the Investors and any of their respective representatives to meet with an officer of the Company and to visit and inspect any of the properties of the Company during normal business hours, including, without limitation, their respective books and records (and to make extracts therefrom and copies thereof; PROVIDED, HOWEVER, that the Investor or its representative shall advise the Company of any copies made and shall agree that it will not use or disseminate such information except as reasonably required in connection with the Investors' rights and benefits under this Agreement) and to discuss the Company's affairs, finances and accounts with its officers, employees and independent public accountants.

         6.3 MERGER, DISPOSITION OR ACQUISITION. Prior to the consummation of a Qualifying IPO, the Company shall not, without the approval of (a) a majority of the independent members of the Board of Directors and (b) two-thirds of the holders of Common Stock (w) merge into or with, or consolidate with, any Person, except that a Subsidiary that is wholly-owned by the Company may merge into the Company in a transaction where the Company is the surviving corporation or may merge into another Subsidiary that is wholly-owned by the Company, (x) sell, lease, transfer or otherwise dispose of all or substantially all of its assets in any transaction or series of related transactions, (y) dissolve or (z) liquidate (except for a liquidation effected on or after December 31, 2002 pursuant to the standing resolution of the Board of Directors to such effect); PROVIDED that any transaction of the type described in this
Section 6.3 that has received the requisite approval prior to the date hereof, but which transaction has not been consummated prior to the First Closing Date shall also require the prior approval of the holders of two-third of the Shares.

         6.4 REGISTRATION RIGHTS. The Company shall not give to any Person the right to cause a registration with the SEC of the sale of such Person's securities without the prior written consent of the Investors if such right is equal to or greater than, conflicts with, or precedes in time the registration rights granted to the Investors in the Registration Rights Agreement.

         6.5 USE OF PROCEEDS. The Company shall use all proceeds received from the Investors in connection with the issuance and sale of the Shares hereunder to repay outstanding indebtedness as described on SCHEDULE 6.5 hereto and for general corporate purposes, including costs associated with acquisitions.

         6.6 NO CONFLICTS OF INTEREST. All transactions by and between the Company and any officer or employee whose annual cash compensation exceeds $20,000, or by and between the Company and any shareholder of the Company or any Person(s) controlled by or affiliated with any such officer, employee or shareholder, shall be conducted on an arm's-length basis, shall be on terms and conditions no less favorable to the Company than could be obtained from unrelated Persons and (except for transactions involving changes to such Person's compensation where the aggregate annual compensation to such Person does not exceed $75,000) shall be approved in advance by a majority of the directors then serving on the Board of Directors or a committee of the Board of Directors to which such responsibility has been delegated after full disclosure of the terms thereof, for which purpose the interested party, if a director, and any Affiliate of the interested party who is a director, shall not be entitled to vote.

         6.7 BOARD OF DIRECTORS MEETINGS; NOMINEES; OBSERVERS. (a) The Company shall ensure that meetings of the Board of Directors are held regularly, but in no event less than four times per year, and shall reimburse members of the Board of Directors for their reasonable travel expenses, including the cost of air fare and any necessary meals and lodging, incurred in connection with attending meetings of the Board of Directors or performing such other business on behalf of the Company as may be approved by the Company in advance.

         (b) Each of Fortis, Morgan Stanley and WKZV shall be entitled to designate one individual to be nominated as a member of the Board of Directors and the Company shall recommend each such nominee for election to the Board of Directors; PROVIDED, HOWEVER, that the Company not be obligated to nominate or recommend more than three representatives of the Investors for election to the Board of Directors pursuant to this Section 6.7(b) and PROVIDED FURTHER that after the consummation of the Third Closing, the Company shall not be required to nominate a representative of such Investor unless such Investor holds at least 750,000 shares of Common Stock or 5% of the issued and outstanding shares of Common Stock. At least 60 days prior to the date the Company submits nominees for the Board of Directors to its shareholders, the Company shall notify each Investor entitled to have a representative nominated hereunder and thereafter such Investor shall have 30 days to submit the name of such Investor's nominee, together with such other information regarding such nominee as reasonably requested by the Company in order to prepare the related proxy statement.

         (c) In the event that an Investor does not have a representative on the Board of Directors, the Company shall permit one representative of such Investor to attend, but not vote, as an observer at each meeting of the Board of Directors or any committee of the Board of Directors empowered to act with the full authority of the Board of Directors, including telephone meetings; PROVIDED, HOWEVER that the rights hereunder shall not be transferable to more than one Person and PROVIDED FURTHER that such Person shall hold at least 200,000 shares of Common Stock. The Company shall cause notice of any meeting of the Board of Directors or any such committee of the Board of Directors to be delivered to any such observer representative identified by an Investor at the same time and in the same manner as notice is given to the members of the Board of Directors. Such representative will be entitled to receive all written materials given to the members of the Board of Directors in connection with such meetings at the time such materials and information are given to the Board of Directors. The Company shall reimburse such representatives for their reasonable out-of-pocket expenses incurred in connection with attending meetings of the Board of Directors.

         6.8 MAINTENANCE OF CORPORATE EXISTENCE AND PROPERTIES. (a) The Company shall preserve, renew and keep in full force and effect its corporate existence and qualification in requisite jurisdictions and all rights and privileges necessary or desirable for the normal conduct of its business or to permit the Company to comply with the terms of this Agreement, the Registration Rights Agreement and the Articles
Supplementary.

         (b) The Company shall maintain and keep, or cause to be maintained and kept, its properties used in the operation of its business in good repair and working order (normal wear and tear excepted), and from time to time make, or cause to be made, all repairs, renewals and replacements which in the Company's opinion are necessary and proper so that the business carried on in connection therewith may be properly and advantageously conducted at all times.

         6.9 FURTHER ASSURANCES. The Company shall cure promptly any defects in the creation and issuance of the Shares, and in the execution and delivery of this Agreement and the Registration Rights Agreement. The Company, at its expense, shall promptly execute and deliver to each Investor upon reasonable request all such other and further documents, agreements and instruments in compliance with or pursuant to its covenants and agreements herein, and shall make any recordings, file any notices and obtain any consents as may be reasonably necessary or appropriate in connection therewith.

         6.10 TAXES AND ASSESSMENTS; COMPLIANCE WITH LAWS. (a) The Company shall pay and discharge, before the same become delinquent and before penalties accrue thereon, all Taxes upon or against the Company, or any of its respective properties, and all other material liabilities at any time existing, except to the extent and so long as (i) the same are being contested in good faith and by appropriate proceedings in such manner as not to cause any material adverse effect upon the Company, including, with limitation, any material adverse effect upon the ability of the Company to comply with this Agreement, the Registration Rights Agreement or the Articles Supplementary, or the loss of any right of redemption from any sale thereunder and (ii) the Company shall have set aside on its books adequate reserves with respect thereto.

         (b) The Company will promptly comply with all laws, ordinances or governmental rules and regulations to which it is subject, except to the extent and so long as applicability of the same are being contested in good faith and by appropriate proceedings in such a manner as not to cause any material adverse effect upon the ability of the Company to comply with this Agreement, the Registration Rights Agreement or the Articles Supplementary, or the loss of any right of redemption from any sale thereunder.

         6.11 CONTINUED QUALIFICATION AS A REIT. From and after the date hereof, the Company will maintain its qualification for taxation as a "real estate investment trust" under the Code and the rules and regulations thereunder and under all applicable state income tax laws, rules, regulations and provisions. The Company will make dividend distributions during each of the Company's taxable years sufficient to satisfy the distribution requirement of Section 857(a)(1) of the Code.

         6.12 ISSUANCE OF SECURITIES. Prior to the consummation of a Qualifying IPO or a Qualifying Non-IPO Liquidity Event, except for Permitted Issuances, the Company shall not, without the prior written consent of each Section 16 Person, issue or enter into any agreement providing for the issuance (contingent or otherwise) of any Preferred Stock, Common Stock or other shares of its capital stock, or other securities exchangeable for or convertible into Preferred Stock, Common Stock or other capital shares, or grant any options or other rights that are exercisable for or convertible into Preferred Stock, Common Stock or other shares of its capital stock. In addition, prior to the effectiveness of a registration statement that was filed with the SEC by the Company pursuant to the terms of the Registration Rights Agreement covering the sale of the Registrable Shares, the Company shall not issue or enter into any agreement providing for the issuance of any Preferred Stock or any other securities ranking prior to the Common Stock or any other securities exchangeable for or convertible into Preferred Stock or such other securities.

         6.13 ANTI-DILUTION PROVISION. (a) Prior to the consummation of a Qualifying IPO, except for Permitted Issuances, upon the occurrence of an Anti-Dilution Event, each non-Section 16 Person shall be entitled to receive additional shares of Common Stock to be issued by the Company to the extent necessary to cause the average per share price of such Person's investment in the Common Stock, including, for purposes of this calculation, any shares of Common Stock issued upon conversion of the Restricted Stock, to equal the lowest gross per share price received by the Company pursuant to such Anti-Dilution Event; PROVIDED, HOWEVER, that if, in connection with any issuance to which this Section 6.13(a) applies, any Section 16 Person receives consideration different from that which they would have received if this Section 6.13(a) applied to them, each non-Section 16 Person shall be entitled to receive similar proportionate consideration (based on a comparison of the number of shares purchased pursuant to this Agreement of such non-Section 16 Person and such Section 16 Person) in exchange for the Common Stock each non-Section 16 Person would have otherwise received pursuant to this Section 6.13(a).

         (b) NETTING OF SHARE ISSUANCE. If Common Stock is issued to an Investor as a result of an Anti-Dilution Event, the number of Restricted Shares then held by such Investor, if any, shall be reduced by the number of shares of Common Stock issued to such Investor pursuant to such Anti-Dilution Event. If in connection with an Anti-Dilution Event, any Investor receives consideration other than Common Stock, the number of Restricted Shares then held by such Investor, if any, shall be reduced by the number of shares of Common Stock that would have been issuable to such Investor if Section 6.13(a) had been applied.

         6.14 RIGHTS OF FIRST REFUSAL. Except for a Permitted Issuance, in the event that the Company intends to issue any equity securities prior to the consummation of a Qualifying IPO or a Qualifying Non-IPO Liquidity Event, each non-Section 16 Person shall have the first right to purchase a ratable portion of such shares equal to the percentage participation in the purchase of the Shares pursuant to this Agreement of such non-Section 16 Person. Such rights of first refusal shall be exercisable within 30 days after each Investor receives notice of such issuance, initially on a pro rata basis, and, to the extent that such additional shares are not purchased by other Investors, any remaining shares, subject to allocation in accordance with each Investor's percentage participation in the purchase of the Share pursuant to this Agreement; PROVIDED, HOWEVER, that if, in connection with any issuance to which this Section 6.14 applies, any Section 16 Person receives consideration different from that which such Section 16 Person would have received if this Section 6.14 were applied to such Section 16 Person, each non-Section 16 Person shall be entitled to receive similar consideration (based on a comparison of the number of Shares purchased pursuant to this Agreement of such non-Section 16 Person and such Section 16 Person) on a ratable basis rather than the shares that such non-Section 16 Person would have been entitled to purchase pursuant to this Section 6.14.

        6.15 CONFLICTING AGREEMENTS. The Company shall not enter into or become subject to any amendment to its Articles of Incorporation, Bylaws or the Articles Supplementary or enter into or become subject to any Contract or instrument which by its terms would (in any such case and under any circumstances) restrict the Company's right to perform any of the provisions of this Agreement, the Registration Rights Agreement or the Articles Supplementary.

         6.16 BOOKS OF ACCOUNT. The Company shall keep books of record and account in which full, true and correct entries are made of all of its and their respective dealings, business and affairs, in accordance with GAAP consistently applied.

         6.17 DIRECTOR LIABILITY INSURANCE. The Company shall maintain directors and officers' liability insurance in an amount not less than $3,000,000 to cover any nominee of any of the Investors who has been elected to the Board of Directors pursuant to Section 6.7(b) hereof.

         6.18 BYLAWS. The size of the Board of Directors shall not exceed 10 members except as provided by Section 7.2 hereof.

         6.19 EXPIRATION OF COVENANTS. The covenants of the Company contained in this Section 6 shall expire upon the occurrence of the closing of a Qualifying IPO or a Qualifying Non-IPO Liquidity Event.

         6.20 CONTINUED EXISTENCE AS A REAL ESTATE OPERATING COMPANY. From and after the date hereof, and prior to the consummation of a Qualifying IPO, the Company will maintain its status as a "real estate operating company" within the meaning of ERISA and Labor Reg.
<section> 2510.3-101(e).

SECTION 7.  EVENTS OF NONCOMPLIANCE.

         7.1 EVENTS OF NONCOMPLIANCE. Prior to the closing of a Qualifying IPO or a Qualifying Non-IPO Liquidity Event, the following events shall be Events of Noncompliance for purposes of this Agreement:

         (a) the Company shall have been declared in default under any covenant or agreement in any material Contract, note, bond, indenture, loan agreement, or other instrument evidencing or related to any material amount of Indebtedness for Borrowed Money of the Company, such default shall not have been waived, and such default shall have caused the payment terms of such Indebtedness for Borrowed Money to be accelerated; or

         (b) (i) any representation or warranty made by the Company in this Agreement or any of the Schedules hereto shall prove to have been untrue or incorrect in any material respect as of the Closing Date and, in the reasonable judgment of the Investors, such breach has a material adverse effect on the Company or the value of the Shares or (ii) any report, certificate, financial statement, financial schedule, or other document prepared or purported to be prepared by the Company or any of its officers and furnished or delivered pursuant to this Agreement or hereafter shall prove to contain a material misrepresentation, or shall prove to have had intentionally omitted from it any material fact necessary to make the information provided therein, when taken as a whole, not misleading; or

         (c) the Company shall fail to perform or comply with any of its covenants and agreements contained in this Agreement, the Registration Rights Agreement or the Articles Supplementary and such failure (i) shall have continued unremedied for a period of 20 days after the earlier of (A) the date on which the Company should have given notice thereof in accordance with Section 7.3 hereof or (B) the date on which the Company receives notice thereof from an Investor or (ii) is the third such failure since the date of this Agreement; or

         (d) the Company shall admit in writing its inability to pay its debts generally, or shall make a general assignment for the benefit or creditors, or any proceeding shall be instituted by or against the Company seeking to adjudicate it a bankrupt or insolvent, or seeking liquidation, winding up, reorganization, arrangement, adjustment, protection, relief, or composition of it or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors, or seeking the entry of an order for relief or the appointment of a receiver, trustee, or other similar official for it or for any substantial part of its property and, in the case of any such proceeding instituted against the Company (but not instituted by it), either such proceeding shall remain undismissed or unstayed for a period of 30 days, or any of the actions sought in such proceeding (including, without limitation, the entry of an order for relief against, or the appointment of a receiver, trustee, custodian or similar official for, it or for any substantial part of its property) shall occur, or the Company shall take any corporate action to authorize any of the actions set forth above in this subsection.

         7.2 REMEDIES UPON AN EVENT OF NONCOMPLIANCE. Upon the occurrence of an Event of Noncompliance, then, unless such Event of Noncompliance shall have been waived in the manner provided in Sections
9.2 and 9.12 hereof, in addition to all other remedies that may be available to them at law or in equity in accordance with Section 7.4 hereof, the size of the Board of Directors shall be automatically increased to 15 members and the Investors, voting ratably in accordance with their interests in the Shares, shall be entitled to designate the Persons to fill the vacancies on such enlarged Board of Directors; PROVIDED, HOWEVER, that any Investor by notice to the other Investors may elect not to participate in the designation of any member of the Board of Directors pursuant to this Section 7.2; and PROVIDED, FURTHER that, in the case of an Event of Noncompliance under Sections 7.1(b) or (c) hereof, prior to the Investors' designation of the additional members of the Board of Directors, the Investors shall use reasonable efforts to discuss the circumstances surrounding such Event of Noncompliance with the then existing non-management members of the Board of Directors.

         7.3 NOTICE OF NONCOMPLIANCE. When any Event of Noncompliance has occurred or exists, the Company shall give written notice to the Investors within five business days after such Event of Noncompliance has occurred or begun to exist.

         7.4 SUITS FOR ENFORCEMENT. The parties hereto agree that upon an Event of Noncompliance a remedy at law would not be adequate. In case any one or more Events of Noncompliance shall have occurred and be continuing, unless such Events of Noncompliance shall have been waived in the manner provided in Sections 9.2 and 9.12 hereof, the Investors may proceed to protect and enforce their rights under this Section 7 by suit in equity or action at law, including, without limitation, by suit for specific performance or injunctive relief. It is agreed that if the Investors prevail in any such action, the Investors shall be entitled to receive from the Company all reasonable fees, costs, and expenses incurred by them, including, without limitation, such reasonable fees and expenses of attorneys (whether or not litigation is commenced) and reasonable fees, costs, and expense of appeals.

         7.5 REMEDIES CUMULATIVE. No specific right, power, or remedy conferred by this Agreement shall be exclusive, and each such right, power, or remedy shall be cumulative and in addition to every other right, power, or remedy, whether conferred hereby or by any security of the Company or now or hereafter available, at law or in equity, by statute or otherwise.

         7.6 REMEDIES NOT WAIVED. No course of dealing between the Company and the Investors, and no delay in exercising any right, power, or remedy conferred hereby or by any security issued by the Company, or now or hereafter available at law or in equity, by statute or otherwise, shall operate as a waiver of or otherwise prejudice any such right, power, or remedy.

SECTION 8.  CONDITIONS TO CLOSINGS.

         8.l CONDITIONS TO CLOSING BY THE INVESTORS. The obligations of the Investors to consummate the purchase of the Shares pursuant to Section 2 hereof and certain of the transactions contemplated by this Agreement are subject to the satisfaction on or prior to each Closing of the following conditions, any of which may be waived in whole or in part in writing by all of the Investors purchasing Shares in such Closing:


         (a) all representations and warranties of the Company contained in this Agreement shall be true and correct as of the date of this Agreement and as of each Closing Date as though made anew as of such date;

         (b) the Company shall have delivered to the Investors the items required by Section 3.4 of this Agreement;

         (c) each of the other Investors shall have purchased and paid at each Closing for the Common Stock to be acquired by it on each Closing Date;

         (d) the Company shall have paid the costs, expenses, taxes and fees identified in Section 9.3 of this Agreement;

         (e) the Company shall have performed and complied with all agreements and conditions required by this Agreement to be performed and complied with by it prior to or as of each Closing;

         (f) each Investor's purchase of the Shares shall be permitted by the laws and regulations of the jurisdiction to which such Investor is subject (including, without limitation, Section 5 of the 1933 Act), and credit controls (whether voluntary or mandatory) or similar restraints applicable to such Investor shall not subject such Investor to any tax, penalty, liability or other onerous condition under or pursuant to any Applicable Law, and shall not be enjoined (temporarily or permanently) under, prohibited by or contrary to any injunction, order or decree applicable to such Investor;

         (g) (i) No legislation, order, rule, ruling or regulation shall have been made by or on behalf of any Governmental Authority, nor shall any legislation have been introduced and favorably reported for passage to either House of Congress by any committee of either such House to which such legislation has been referred for consideration, nor shall any decision of any court of competent jurisdiction within the United States have been rendered that, in any Investor's reasonable judgment, could materially and adversely affect any of the Shares or any part thereof as an investment and (ii) there shall be no action, suit, investigation or proceeding pending or threatened, against or affecting any of the Company, the Investors, any of their respective properties or rights, or any of their Affiliates, associates, officers, trustees or directors, before any court, arbitrator or administrative or governmental body that (A) seeks to restrain, enjoin, prevent the consummation of or otherwise affect the transactions contemplated by this Agreement, the Registration Rights Agreement or the Articles Supplementary or (B) questions the validity or legality of any such transactions or seeks to recover damages or to obtain other relief in connection with any such transactions, and, to each Investor's knowledge, there shall be no valid basis for any such action, proceeding or investigation;

         (h) all pre-issuance registrations, qualifications, permits, and approvals required, if any, under applicable state securities laws for the lawful execution and delivery of this Agreement and the offer, sale, issuance, and delivery of the Common Stock shall have been obtained;

         (i) each of the representatives nominated by Fortis, Morgan Stanley and WKZV shall have been elected to be members of the Board of Directors effective no later than the consummation of the First Closing;

         (j) the Articles Supplementary shall have been filed with and accepted by the Department of Assessments and Taxation of the State of Maryland;

         (k)  the Company shall have obtained the consents described on
SCHEDULE 4.1(D); and

         (l) the Company shall have or shall have caused to be duly made the appropriate filings with Standard & Poor's CUSIP Service Bureau, as agent for the National Association of Insurance Commissioners, in order to obtain a private placement number for the Shares.

         8.2 CONDITIONS TO CLOSING BY THE COMPANY. The obligations of the Company to consummate the issuance and sale of the Shares pursuant to
Section 2 hereof and certain of the transactions contemplated by this Agreement are subject to the satisfaction on or prior to the Closing Date of the following conditions, any of which may be waived in whole or in part in writing by the Company:

         (a) all representations of the Investors contained in this Agreement shall be true and correct as of the date of this Agreement and as of each Closing Date as though made anew as of such date;

         (b) the Investors shall have delivered to the Company the items required by Section 3.5 of this Agreement; and

         (c) all pre-issuance registrations, qualifications, permits, and approvals required, if any, under applicable state securities laws for the lawful execution and delivery of this Agreement and the offer, sale, issuance, and delivery of the Common Stock shall have been obtained.

SECTION 9.  MISCELLANEOUS

         9.1 TERMINATION. Anything contained in this Agreement to the contrary notwithstanding, this Agreement may be terminated at any time by the mutual written consent of the Company and each of the Investors. There shall be no further obligation hereunder on the part of the parties hereto if this Agreement shall be so terminated; PROVIDED, HOWEVER, that the termination of this Agreement pursuant to this Section 9.1 shall not relieve any party of any liability for breach of any representation, warranty or covenant contained herein prior to the date of such termination.

         9.2 WAIVERS AND AMENDMENTS. This Agreement may be amended or modified in whole or in part only by a writing which makes reference to this Agreement and, if entered into prior to the Third Closing Date, executed by all of the parties to this Agreement or, if entered into on or after the Third Closing Date, executed by the Investors as and to the extent required by Section 9.12 hereof and the Company. The obligations of any party hereunder may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the party claimed to have given the waiver; PROVIDED, HOWEVER, that any waiver by any party of any violation of, breach of, or default under any provision of this Agreement or any other agreement provided for herein shall not be construed as, or constitute, a continuing waiver of such provision, or waiver of any other violation of, breach of or default under any other provision of this Agreement or any other agreement provided for herein.

         9.3 COSTS, EXPENSES AND TAXES. Whether or not all or any part of the Shares are purchased by the Investors pursuant to this Agreement, the Company agrees to pay all costs and expenses of the Investors in connection with the preparation, execution, and delivery of this Agreement and other instruments and documents to be delivered hereunder and thereunder, including, without limitation, the reasonable fees and expenses of Jones, Day, Reavis & Pogue, counsel to the Investors, and the reasonable fees and expenses of an engineering firm or an environmental consultant, PROVIDED THAT the aggregate costs of such firm and consultant shall not exceed $20,000 without the Company's written consent. In addition, the Company agrees to pay on demand all out-of-pocket expenses of the Investors, including without limitation, the reasonable fees and out-of-pocket expenses of legal counsel, independent public accountants, and other outside experts reasonably retained by the Investors in connection with any amendments, waivers or consents pursuant to the provisions of this Agreement, the Registration Rights Agreement or the Articles Supplementary (whether or not the same are actually executed and delivered), including, without limitation, such amendments, waivers or consents resulting from any work-out, renegotiation or restructuring relating to the performance by the Company of its obligations under this Agreement, the Registration Rights Agreement or the Articles Supplementary. The Company shall also pay any and all stamp and other taxes payable or determined to be payable in connection with the execution and delivery of this Agreement and the other instruments and documents to be delivered under this Agreement, and the transactions contemplated hereby and agrees to save the Investors harmless from and against any and all liabilities with respect to or resulting from any delay in paying or omission to pay such taxes and filing fees following demand therefor by the Investors.

         9.4 ENTIRE AGREEMENT. This Agreement, the Registration Rights Agreement, the Articles Supplementary and the other agreements and instruments expressly provided for herein, together set forth the entire understanding of the parties hereto and supersede in their entirety all prior contracts, agreements, arrangements, communications, discussions, representations, and warranties, whether oral or written, among the parties.

         9.5 GOVERNING LAW. This Agreement shall in all respects be governed by and construed in accordance with the internal substantive laws of the State of Illinois without giving effect to the principles of conflicts of law thereof.

         9.6 NOTICES. Any notice, request or other communication required or permitted hereunder shall be in writing and shall become effective (a) upon personal delivery thereof, including, without limitation, by prepaid overnight mail or courier service, (b) in the case of notice by United States mail, certified or registered, postage prepaid, return receipt requested, upon receipt thereof, or (c) in the case of notice by telecopy, upon confirmation of receipt thereof, in each case addressed.



    If to the Company:

    Great Lakes REIT, Inc.
    823 Commerce Drive
    Suite 300
    Oak Brook, Illinois 60521
    Attention:  Richard A. May
    Telecopy No.:  (630) 368-2929

         with a copy of each notice to the Company to:

         McBride, Baker & Coles
         500 West Madison Street
         Chicago, Illinois 60661-2511
         Attention:  Anne Hamblin Schiave
         Telecopy No.:  (312) 993-9350

    If to Fortis, at:

    Fortis Benefits Insurance Company
    c/o Fortis Advisers, Inc.
    1 Chase Manhattan Plaza
    41st Floor
    New York, New York 10005
    Attention:  James J. Brinkerhoff
                Jerome A. Atkinson, Esq.
    Telecopy No.:  (212) 859-7069

    If to Morgan Stanley, at:

    Morgan Stanley Institutional Fund, Inc. -
      U.S. Real Estate Portfolio
    Morgan Stanley SICAV Subsidiary SA
    c/o Morgan Stanley Asset Management Inc.
    1221 Avenue of the Americas
    21st Floor
    New York, New York 10020
    Attention:  Ted Bigman
    Telecopy No.:  (212) 296-7536

    If to WKZV, at:

    Wellsford Karpf Zarrilli Ventures, L.L.C.
    201 Hamilton Road
    Ridgewood, New Jersey 07450
    Attention:  Edward Lowenthal
    Telecopy No.:  (201) 445-3875

         with a copy of each notice to WKZV to:

         Wellsford Group
         610 Fifth Avenue
         New York, New York 10020
         Attention:  Edward Lowenthal
         Telecopy No.:  (212) 333-2323


    If to NML, at:

    Logan, Inc.
    c/o The Northwestern Mutual Life Insurance Company
    720 East Wisconsin Avenue
    Milwaukee, Wisconsin 53202
    Attention:  Real Estate Department
    Telecopy No.:  (414) 299-1557

    If to Pension Trust Account No. 104972 Held by Bankers Trust Company as Trustee, at Fidelity, at:

    Pension Trust Account No. 104972
      Held by Bankers Trust Company as Trustee
    c/o Fidelity Management & Research Co.
    82 Devonshire Street - F9D
    Boston, Massachusetts 02109
    Attention:  Tom Lavin
    Telecopy No.:  (617) 476-7250

         with a copy of each notice to Fidelity to:

         Fidelity Management & Research Co.
         82 Devonshire Street - E20E
         Boston, Massachusetts 02109
         Attention:  Robert Gervis
         Telecopy No.:  (617) 476-7774

         and to:

         Goodwin, Procter & Hoar
         Exchange Place
         Boston, MA 02109
         Attention:  Laura Hodges Taylor
         Telecopy No.:  (617) 227-8591

    with a copy of each notice to any Investor to:

    Jones, Day, Reavis & Pogue
    77 West Wacker
    Suite 3500
    Chicago, Illinois 60601-1692
    Attention:  Timothy J. Melton
    Telecopy No.:  (312) 782-8585

Any party by written notice to the others may change the address of the persons to whom notices or copies thereof shall be directed.

         9.7 COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, and all of which together will constitute one and the same instrument.

         9.8 SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns, except that the Company may not assign or transfer its rights hereunder without the prior written consent of the Investors. Each of the Investors shall be entitled to assign all of its rights, benefits and obligations hereunder to any Person that acquires Shares from such Investor without the prior consent of any party and such

Person shall become an Investor and be entitled to all rights and benefits of an Investor hereunder. Promptly following any such assignment, the Investor(s) shall provide the Company with written notice of such assignment.

         9.9 THIRD PARTIES. Nothing expressed or implied in this Agreement is intended, or shall be construed, to confer upon or give any person or entity other than the parties hereto any rights or remedies under or by reason of this Agreement.

         9.10 SCHEDULES AND EXHIBITS. The schedules and exhibits attached to this Agreement are incorporated herein and shall be part of this Agreement for all purposes.

         9.11 HEADINGS. The headings in this Agreement are solely for convenience of reference and shall not be given any effect in the construction or interpretation of this Agreement.

         9.12 CONSENT OF INVESTORS. Whenever this Agreement requires or otherwise provides for the written consent of the Investors, unless a greater or lesser percentage is specified, the written consent of the Investors holding at least 66 2/3 % of the Shares then held by all the Investors shall constitute the written consent of the Investors; PROVIDED HOWEVER, that Section 6.12 hereof may not be waived, modified or amended except by a writing signed by all of the Section 16 Persons.

                [signatures appear on next page]

         IN WITNESS WHEREOF, the parties have duly executed, or have caused their duly authorized officer or representative to execute, this Agreement as of the date first above written.


                                  GREAT LAKES REIT, INC.,
                                    a Maryland corporation


                                  By:/S/ RICHARD A. MAY
                                     ---------------------------

                                  "FORTIS"

                                    FORTIS BENEFITS INSURANCE
                                       COMPANY, a Minnesota
                                       corporation

                                   By:  FORTIS ADVISERS,
                                          INC., UNDER
                                          POWER OF ATTORNEY


                                    By:/S/ JAMES J. BRINKERHOFF
                                       --------------------------

                                    "MORGAN STANLEY"


                                    MORGAN STANLEY INSTITUTIONAL
                                       FUND, INC. - U.S. REAL ESTATE
                                       PORTFOLIO, a Maryland
                                       corporation

                                    By:  MORGAN STANLEY ASSET
                                            MANAGEMENT INC., AS
                                            INVESTMENT ADVISER

                                    By:/S/ RUSSELL C. PLATT
                                        ---------------------------


                                    MORGAN STANLEY SICAV SUBSIDIARY
                                       SA, a Luxembourg corporation

                                    By:  MORGAN STANLEY ASSET
                                            MANAGEMENT INC., AS
                                            INVESTMENT ADVISER

                                    By:/S/ RUSSELL C. PLATT
                                       --------------------------


                                  "WKZV"


                                    WELLSFORD KARPF ZARRILLI
                                    VENTURES, L.L.C., a Delaware
                                    limited liability company


                                    By:/S/ FREDERICK P. ZARRILLI
                                       ------------------------------

                                  "NML"


                                    LOGAN, INC., a Delaware
                                         corporation


                                    By:/S/ LOIS A. SMITH
                                       ------------------------------


                                  "FIDELITY"


                                    PENSION TRUST ACCOUNT NO. 104972
                                       HELD BY BANKERS TRUST COMPANY
                                       AS TRUSTEE


                                       By:  FIDELITY MANAGEMENT TRUST
                                            COMPANY, UNDER POWER OF
                                            ATTORNEY


                                    By:/S/ THOMAS P. LAVIN
                                       --------------------------------
                                    Its: VICE PRESIDENT
                                       --------------------------------

                                                         ANNEX I

                      GREAT LAKES REIT, INC.

                      ARTICLES SUPPLEMENTARY



          Great Lakes REIT, Inc., a corporation organized and existing under the laws of the State of Maryland (the "Corporation"), hereby certifies to the State Department of Assessments and Taxation of Maryland that:

          FIRST: Pursuant to the authority granted to and vested in the Board of Directors of the Corporation (the "Board of Directors") in accordance with Article Third of the charter of the Corporation, including these Articles Supplementary (the "Charter"), the Board of Directors adopted resolutions reclassifying 210,128 shares (the "Shares") of Preferred Stock (as defined in the Charter) as a separate class of stock, Class A Convertible Preferred Stock, $.01 par value per share (the "Class A Preferred Stock"), with the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications, and terms and conditions of redemption set forth below. Upon any restatement of the Charter, the immediately following heading and Sections A through K of this Article FIRST shall become Section A(3) of Article THIRD of the Charter.

                CLASS A CONVERTIBLE PREFERRED STOCK

A. DESIGNATION AND AMOUNT. Of the 10,000,000 shares of Preferred Stock, 210,128 shares are reclassified and designated Class A Convertible Preferred Stock (the "Class A Preferred Stock").

B.   CERTAIN DEFINITIONS.

     Unless the context otherwise requires, the terms defined in this Section (B) shall have, for all purposes of the provisions of the Charter in respect of the Class A Preferred Stock, the meanings herein specified (with terms defined in the singular having comparable meanings when used in the plural).

     "Affiliate" of a Person shall have the meaning given to such term in the Stock Purchase Agreement (as hereinafter defined).

     "Cancellation Date" shall have the meaning set forth in Section E(3) hereof below.

     "Code" shall mean the Internal Revenue Code of 1986, as amended from time to time.

     "Common Stock" shall mean the Common Stock, $.01 par value per share, of the Corporation.

     "Conversion Date" shall mean the date on which the Shares are converted in accordance with Section G hereof.

     "Conversion Rate" shall initially be equal to one, subject to modification in accordance with the provisions of Section G(6) hereof.

     "Forfeiture Price" shall mean $14.50 on or before December 31, 1997, $14.75 after December 31, 1997 and on or before March 31, 1998, $15.00 after March 31, 1998 and on or before June 30, 1998, and $15.25 after June 30, 1998 and on or before September 30, 1998.

     "Holders" shall mean the holders of Common Stock issued pursuant to the Stock Purchase Agreement.

     "Initial Public Offering" shall mean the sale of Common Stock pursuant to the Corporation's first effective registration statement covering the sale of such shares filed under the 1933 Act.

     "IRS" shall mean the United States Internal Revenue Service.

     "Liquidation Preference" shall mean $.01 per share.

     "Liquid IPO" shall mean the consummation of (i) an Initial Public Offering by the Corporation of newly issued shares of Common Stock in which the Corporation receives no less than $60 million of gross proceeds and
(ii) the listing for trading of the Common Stock on a Major Stock Exchange.

     "Liquidity Event" shall mean the occurrence of any transaction or event in connection with which all or substantially all of the Common Stock of the Corporation shall be exchanged for, converted into, acquired for or constitute solely the right to receive cash, securities, property or other assets, whether by means of exchange offer, liquidation, dissolution, consolidation, merger, combination, reclassification, recapitalization or otherwise, including, without limitation, any of the transactions or events specified in Section D hereof; HOWEVER, the conversion of the Company from a corporation to a real estate investment trust formed under the laws of the State of Maryland shall not be considered to be a Liquidity Event.

     "Liquidity Event Price" shall mean the per share consideration received by (i) the Holders in connection with a Non-Qualifying Non-IPO Liquidity Event or (ii) by the Corporation in connection with a Liquid IPO.

     "Major Stock Exchange" shall mean the New York Stock Exchange, the American Stock Exchange or other similar or successor national stock exchange.

     "1933 Act" shall mean the Securities Act of 1933, as amended.

     "Non-Qualifying Non-IPO Liquidity Event" shall mean a Liquidity Event in which the Holders receive consideration for their shares of Common Stock in an amount less than the applicable Forfeiture Price in the form of cash or freely tradeable securities listed and traded on a Major Stock Exchange; PROVIDED THAT the aggregate market value of all securities of the class received by the Holders held by non-Affiliates of the issues thereof is at least $100 million.

     "Person" shall mean an individual, corporation, partnership, limited liability company, estate, trust (including a trust qualified under Section 401(a) or 501(c)(17) of the Code), a portion of a trust permanently set aside for or to be used exclusively for the purposes described in Section 642(c) of the Code, association, private foundation within the meaning of
Section 509(a) of the Code, joint stock company or other entity, and also includes a group as that term is used for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

     "Qualifying IPO" shall mean a Liquid IPO at a price per share at least equal to the applicable Forfeiture Price.

     "Qualifying Non-IPO Liquidity Event" shall mean a Liquidity Event in which the Holders receive consideration for their shares of Common Stock in an amount at least equal to the applicable Forfeiture Price in the form of cash or freely tradeable securities listed and traded on a Major Stock Exchange; PROVIDED THAT, the aggregate market value immediately after giving effect to such Liquidity Event of all securities of the class received by the Holders held by non-Affiliates of the issuer thereof is at least $100 million.

     "Stock Purchase Agreement" shall mean that certain Stock Purchase Agreement dated as of August 20, 1996 among the Corporation and the Investors named therein.

C. DIVIDENDS. The holders of Class A Preferred Stock are not entitled to receive dividends.

D.   DISTRIBUTIONS UPON LIQUIDATION, DISSOLUTION OR WINDING UP.

     1. Subject to Section G hereof, upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, subject to the prior preferences and other rights of any class or series of stock ranking senior to the Class A

Preferred Stock as to the distribution
of assets upon liquidation, dissolution or winding up of the affairs of the Corporation, but before any distribution or payment shall be made to the holders of any class or series of stock ranking junior to the Class A Preferred Stock as to the distribution of assets upon any liquidation, dissolution or winding up of the affairs of the Corporation, the holders of Class A Preferred Stock shall be entitled to receive out of the assets of the Corporation legally available for distribution to its stockholders liquidating distributions in cash or property at its fair market value as determined by the Board of Directors of the Corporation in the amount per share equal to the Liquidation Preference. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Class A Preferred Stock shall have no right or claim to any of the remaining assets of the Corporation and shall not be entitled to any other distribution in the event of liquidation, dissolution or winding up of the affairs of the Corporation.

     2. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the legally available assets of the Corporation are insufficient to pay the amount of the Liquidation Preference per share plus the corresponding amounts payable on each class or series of other stock ranking on a parity with the Class A Preferred Stock as to the distribution of assets upon liquidation, dissolution or winding up of the affairs of the Corporation, then the holders of the Class A Preferred Stock and all such other stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they otherwise would be respectively entitled. Neither the consolidation or merger of the Corporation into or with another corporation or corporations or trust or trusts nor the sale, lease, transfer or conveyance of all or substantially all of the assets of the Corporation to another corporation or any other entity shall be deemed a liquidation, dissolution or winding up of the affairs of the Corporation within the meaning of this Section D.

E.   CANCELLATION OF THE SHARES.

     Shares of Class A Preferred Stock shall be canceled by the Corporation on the Cancellation Date in accordance with the provisions of this section.

     1. If a Qualifying IPO or Qualifying Non-IPO Liquidity Event (either being a "Qualifying Event") occurs prior to January 1, 1998, all shares of Class A Preferred Stock then outstanding shall be canceled automatically on the date of closing of such Qualifying Event. If a Qualifying Event occurs on or after January 1, 1998 and prior to April 1, 1998, 157,596 shares of Class A Preferred Stock shall be canceled automatically on the date of closing of such Qualifying Event. If a Qualifying Event occurs on or after

April 1, 1998 and prior to July 1, 1998, 105,064 shares of Class A Preferred Stock shall be canceled automatically on the date of closing of such Qualifying Event. If a Qualifying Event occurs on or after July 1, 1998 and prior to October 1, 1998, 52,532 shares of Class A Preferred Stock shall be canceled automatically on the date of closing of such Qualifying Event. Thereafter, the Corporation shall have no right to cancel issued and outstanding shares of Class A Preferred Stock. Such numbers of shares of Class A Preferred Stock subject to cancellation shall be adjusted appropriately any time that the Corporation shall pay a dividend or make a distribution in shares of Class A Preferred Stock or subdivide or combine the outstanding Class A Preferred Stock into a greater or lesser number of shares.

     2. If a Liquid IPO or a Non-Qualifying Non-IPO Liquidity Event occurs on or before September 30, 1998 at a price per share below the applicable Forfeiture Price, any shares of Class A Preferred Stock not converted into Common Stock pursuant to the provisions of Section G(2) below shall be canceled automatically on the date of closing of such Liquid IPO or a Qualifying Non-IPO Liquidity Event.

     3. Each date on which shares of Class A Preferred Stock are canceled pursuant to paragraph (1) or (2) of this Section E is called a "Cancellation Date".

     4. In case of cancellation of less than all the shares of Class A Preferred Stock at the time outstanding, the shares shall be canceled pro rata among the holders of record of such shares in proportion to the number of shares held by such holders (with adjustments to avoid cancellation of fractional shares).

     5. Notice of any cancellation shall be mailed by the Corporation, postage prepaid, not more than 10 days after the Cancellation Date, addressed to the respective holders of record of the Class A Preferred Stock to be canceled at their respective addresses as they appear on the stock transfer records of the Corporation. No failure to give such notice or any defect therein or in the mailing thereof shall affect the validity of the cancellation of any shares of Class A Preferred Stock. In addition to any information required by law, such notice shall state: (i) the number of shares of Class A Preferred Stock to be canceled; and (ii) the place or places where the certificate or certificates representing such shares are to be surrendered.

     6. Notwithstanding the Corporation's failure to comply with any of the provisions of paragraph (5) above and regardless of when any holder actually surrenders the certificate or certificates representing shares of Class A Preferred Stock to be canceled pursuant to this Section E, from and after the Cancellation Date any shares of Class A Preferred Stock canceled pursuant to this

Section E shall no longer be deemed to be outstanding and shall not have the status of shares of Class A Preferred Stock, and all rights of the holders thereof as stockholders of the Corporation shall cease. Upon surrender, in accordance with said notice, of the certificates for any shares so canceled (properly endorsed or assigned for transfer, if the Corporation shall so require and the notice shall so state), such shares shall be canceled by the Corporation. In case fewer than all the shares represented by any such certificate are canceled, a new certificate or certificates shall be issued representing the uncancelled shares without cost to the holder thereof.

     7. All shares of Class A Preferred Stock canceled pursuant to this Section E shall be retired and shall be reclassified as authorized and unissued shares of Preferred Stock, without designation as to class or series and may thereafter be reissued as shares of any class or series of Preferred Stock.

F. VOTING RIGHTS. The holders of shares of Class A Preferred Stock shall not be entitled to any voting rights. However, shares of Class A Preferred Stock shall be deemed to be "Voting Shares" as such term is defined in, and for the purposes of, Article Eighth of the Charter.

G. CONVERSION RIGHTS. Shares of Class A Preferred Stock shall automatically convert into shares of Common Stock in accordance with the following provisions:

     1. If a Qualifying Event has not occurred prior to January 1, 1998, 52,532 shares of Class A Preferred Stock shall immediately and automatically convert into shares of Common Stock. If a Qualifying Event has not occurred prior to April 1, 1998, an additional 52,532 shares of Class A Preferred Stock shall immediately and automatically convert into shares of Common Stock. If a Qualifying Event has not occurred prior to July 1, 1998, an additional 52,532 shares of Class A Preferred Stock shall immediately and automatically convert into shares of Common Stock. If a Qualifying Event has not occurred prior to October 1, 1998, any remaining shares of Class A Preferred Stock shall immediately and automatically convert into shares of Common Stock. Such numbers of shares of Class A Preferred Stock subject to conversion shall be adjusted appropriately any time that the Corporation shall pay a dividend or make a distribution in shares of Class A Preferred Stock or subdivide or combine the outstanding Class A Preferred Stock into a greater or lesser number of shares.

     2. If a Liquid IPO at a price per share below the Forfeiture Price or a Non-Qualifying Non-IPO Liquidity Event occurs on or before September 30, 1998, some or all of the shares of Class A Preferred Stock shall immediately and automatically convert into shares of Common Stock based upon the formula set forth in the following sentence and the remaining shares of Class A Preferred Stock, if any, shall be canceled in accordance with the provisions of Section E(2) above. The number of shares of Class A Preferred Stock to be converted into shares of Common Stock shall be determined by (i) dividing the Forfeiture Price by the Liquidity Event Price, (ii) subtracting the integer one from the result of the calculation set forth in clause (i), and (iii) multiplying the result of the calculation set forth in clause (ii) by 3,867,000; provided that such number shall not exceed the number of shares of Class A Preferred Stock outstanding on the date of such Liquid IPO or Non-Qualifying Non-IPO Liquidity Event.

          The occurrence of any Liquidity Event other than a Liquid IPO, a Qualifying IPO, a Non-Qualifying Non-IPO Liquidity Event or a Qualifying Non-IPO Liquidity Event shall cause the immediate automatic conversion of all of the outstanding shares of Class A Preferred Stock into shares of Common Stock.

     3. The shares of Class A Preferred Stock shall be convertible at the principal office of the Corporation, and at such other office or offices, if any, as the Board of Directors may designate, into fully paid and non-assessable shares of Common Stock of the Corporation (calculated as to each conversion to the nearest whole share with any fraction of a share which would otherwise be issuable to be paid for as provided in Section G(5) below). The number of shares of Common Stock to be issued upon conversion shall be determined by multiplying the number of shares of Class A Preferred Stock to be converted by the Conversion Rate in effect at the time of conversion. The Conversion Rate shall be adjusted in certain instances as provided in Section G(6) below.

     4. In order to receive certificates representing shares of Common Stock upon conversion of shares of Class A Preferred Stock into shares of Common Stock, the holder thereof shall surrender at the office or offices hereinabove mentioned the certificate or certificates therefor, duly endorsed or assigned to the Corporation or in blank, and give written notice to the Corporation at said office or offices that such holder elects to receive such Common Stock certificates.

     Shares of Class A Preferred Stock shall be deemed to have been converted immediately prior to the close of business on the day of the Conversion Date and the Person or Persons entitled to receive the Common
Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such Common Stock at such time. As promptly as practicable on or after the Conversion Date, the Corporation shall issue and shall deliver at such office a certificate or certificates representing the number of full shares of Common Stock issuable upon such conversion, together with payment in lieu of any fraction of a share, as hereinafter provided, to the Person or Persons entitled to receive the same.

     5. No fractional shares of Common Stock shall be issued upon conversion of shares of Class A Preferred Stock, but, instead of any fraction of a share which would otherwise be issuable, the Corporation shall pay cash in respect of such fraction in an amount equal to the same fraction of the applicable Forfeiture Price.

     6. The Conversion Rate shall be adjusted from time to time as follows:

          a. At any time on or after the date of issuance of any shares of Class A Preferred Stock that the Corporation shall (i) pay a dividend or make a distribution on its outstanding Common Stock in shares of its stock, (ii) subdivide its outstanding Common Stock into a greater number of shares, (iii) combine its outstanding Common Stock into a smaller number of shares or (iv) issue by reclassification of its Common Stock (whether pursuant to a merger or consolidation or otherwise) any other shares of the Corporation, the holder of any shares of Class A Preferred Stock surrendered for conversion at any time after the record date fixed by the Board of Directors for such dividend, distribution, subdivision, combination or reclassification shall be entitled to receive the aggregate number and kind of shares of stock of the Corporation which, if such shares of Class A Preferred Stock had been converted immediately prior to such record date at the Conversion Rate then in effect, such holder would have been entitled to receive by virtue of such dividend, distribution, subdivision, combination or reclassification; and the Conversion Rate shall be deemed to have been adjusted after such record date to apply to such aggregate number and kind of shares. Such adjustment shall be made whenever any of the events listed above shall occur.

          b. At any time on or after the date of issuance of any shares of Class A Preferred Stock that the Corporation shall fix a record date for the distribution to all holders of Common Stock (whether pursuant to a merger or consolidation or otherwise) of evidences of its indebtedness or assets (excluding regular cash dividends), then in each such case the Conversion Rate in effect from and after such record date shall be adjusted so that the same shall be equal to the rate determined by multiplying the Conversion Rate in effect immediately prior to such record date by an amount equal to a fraction
     (i) of which the numerator shall be the fair market value (as determined by the Board of Directors in good faith) of the Common Stock immediately prior to such record date and (ii) the denominator of which is such fair market value of the Common Stock immediately prior to such record date minus the fair market value (as determined by the Board of Directors in good faith) of the portion of the evidences of indebtedness or assets so distributed. Such adjustment shall be made whenever any such record date is fixed. In case such distribution is not made after such record date has been fixed, the Conversion Rate shall be readjusted to the Conversion Rate which would have been in effect if such record date had not been fixed.

          c. In any case in which this Section G(6) shall require that an adjustment as a result of any event becoming effective from and after a record or issue date, the Corporation may elect to defer until immediately after the occurrence of such event (i) issuing to the holder of any shares of Class A Preferred Stock converted after such record date and before the occurrence of such event the additional shares of Common Stock issuable upon such conversion over and above the shares issuable on the basis of the Conversion Rate in effect immediately prior to adjustment and (ii) paying to such holder any amount in cash in lieu of a fractional share of Common Stock pursuant to Section G(5) above. In lieu of the shares the issuance of which is deferred pursuant to clause (i) above, the Corporation shall issue or cause one of its transfer agents to issue due bills or other appropriate evidence of the right to receive such shares.

          d. Any adjustment in the Conversion Rate otherwise required by this Section G(6) to be made may be postponed until the date of the next adjustment otherwise required to be made up to, but not beyond, one year from the date on which it would otherwise be required to be made, if such adjustment (together with any other adjustments postponed pursuant to this Section G(6)(d) and not theretofore made) would not require an increase or decrease of more than 1% in such rate and would not, if made, entitle the holders of all then outstanding shares of Class A Preferred Stock upon conversion to receive additional shares of Common Stock equal in the aggregate to one-tenth of one percent (0.1%) or more of the then issued and outstanding shares of Common Stock. All calculations under this Section G(6) shall be made to the nearest cent or to the nearest 1/100th of a share, as the case may be.

          e. In case at any time, as a result of an adjustment made pursuant to Section G(6)(a) above, the holder of any shares of Class A Preferred Stock thereafter surrendered for conversion shall become entitled to receive any shares of stock of the Corporation other than Common Stock, thereafter the number of such other shares so receivable upon conversion of such shares of Class A Preferred Stock shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the
     Common Stock contained in paragraphs (a) and (b), inclusive, above, and the other provisions of this Section G(6) with respect to the Common Stock shall apply on like terms to any such other shares.

          f. The Board of Directors may make such adjustments in the Conversion Rate, in addition to those required by this Section G(6), as shall be reasonably determined by the Board of Directors to be advisable in order to avoid taxation so far as practicable of any dividend of stock or stock rights or any event treated as such for Federal income tax purposes to the recipients.

     7. In case of conversion of less than all shares of Class A Preferred Stock at the time outstanding, the shares shall be converted pro rata among the holders of record of such shares in proportion to the number of shares held by such holders (with adjustments to avoid conversion of fractional shares).

H.   STATUS.

     Upon any conversion or cancellation of shares of Class A Preferred Stock, the shares of Class A Preferred Stock which are converted or canceled will be reclassified as authorized and unissued shares of Preferred Stock, and the number of shares of Class A Preferred Stock which the Corporation has the authority to issue will be decreased by the conversion or cancellation of shares of Class A Preferred Stock, so that the shares of Class A Preferred Stock which were converted or canceled may not be reissued as Class A Preferred Stock.

I.   EXCLUSION OF OTHER RIGHTS.

     Except as may otherwise be required by law, the shares of Class A Preferred Stock shall not have any preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications or terms or conditions of redemption other than those specifically set forth in the Charter. The shares of Class A Preferred Stock shall have no preemptive or subscription rights.

J.   HEADINGS OF SUBDIVISIONS.

     The headings of the various subdivisions hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.

K.   SEVERABILITY OF PROVISIONS.

     If any preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of the Class A Preferred Stock set forth in the Charter are invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, all other preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of Class A Preferred Stock set forth in the Charter which can be given effect without the invalid, unlawful or unenforceable provision thereof shall, nevertheless, remain in full force and effect, and no preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of Class A Preferred Stock herein set forth shall be deemed dependent upon any other provision thereof unless so expressed therein.

          SECOND: The Shares have been reclassified by the Board of Directors pursuant to Article Third of the Charter.

          THIRD: These Articles Supplementary have been approved by the Board of Directors in the manner and by the vote required by law.

          FOURTH: The undersigned President of the Corporation acknowledges these Articles Supplementary to be the corporate act of the Corporation and, as to all matters or facts required to be verified under oath, the undersigned President acknowledges that to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

          IN WITNESS WHEREOF, the Corporation has caused these Articles Supplementary to be signed in its name and on its behalf by its President and attested to by its Secretary on this 20th day of August, 1996.

ATTEST:                       GREAT LAKES REIT, INC.



_________________________     By:_________________________(SEAL)
Richard L. Rasley                Richard A. May
Secretary                        President

                                   ANNEX II

              ALLOCATION  OF  INVESTMENTS  AT  VARIOUS  CLOSINGS


                           FIRST AND SECOND CLOSINGS

                        COMMON     RESTRICTED
INVESTOR                SHARES       SHARES      PURCHASE PRICE

Fortis                  350,000      19,019      $ 4,550,000.00

Morgan Stanley          350,000      19,019      $ 4,550,000.00

WKZV                    350,000      19,019      $ 4,550,000.00

NML                     168,700       9,169      $ 2,193,100.00

Fidelity                134,750       7,322      $ 1,751,750.00
                      ---------      ------      --------------
                      1,353,450      73,548      $17,594,850.00
                      =========      ======      ==============


                                 THIRD CLOSING

                        COMMON      RESTRICTED
INVESTOR                SHARES      SHARES        PURCHASE PRICE

Fortis                  300,000      16,301       $3,900,000.00

Morgan Stanley          300,000      16,301       $3,900,000.00

WKZV                    300,000      16,301       $3,900,000.00

NML                     144,600       7,853       $1,879,800.00

Fidelity                115,500       6,276       $1,501,500.00
                        -------      ------      --------------
                      1,160,100      63,032      $15,081,300.00
                      =========      ======      ==============



                               EXHIBIT 7.3


                         SECRETARY'S CERTIFICATE



       I, Charlene R. Herzer, a duly elected  and acting Assistant Secretary of

Morgan Stanley Group Inc., a corporation organized  and existing under the laws of  the  State  of  Delaware (the "Corporation"), certify  that  the  following resolutions were duly  and validly adopted by a Consent in Lieu of a Meeting of the Executive Committee  of  the Board of Directors of the Corporation dated as of October 19, 1995 and that such  resolutions  are in full force and effect on the date hereof:



           RESOLVED, that the resolutions adopted on September 8, 1993 and April 17, 1995 relating to signatories to certain reports to be filed with the Securities and Exchange Commission (the "SEC") are superseded in their entirety by these resolutions and Stuart J. M. Breslow, Robert G. Koppenol and Edward J. Johnsen are severally authorized and directed to sign on behalf of the Corporation any reports to be filed under Section 13 and Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, with the Securities and Exchange Commission, such authorizations to cease automatically upon termination of employment with any affiliate of the Corporation; and

           RESOLVED FURTHER,  that all actions heretofore taken by Stuart J.
       M. Breslow, Robert G. Koppenol and Edward J. Johnsen that are within the authority conferred by the foregoing resolution are approved, ratified and confirmed in all respects.

           RESOLVED, that any and all actions to be taken, caused to be taken or heretofore taken by any officer of the Corporation in executing any and all documents, agreements and instruments and in taking any and all steps (including the payment of all expenses) deemed by such officer as necessary or  desirable to carry
       out   the  intents  and  purposes  of  the  foregoing  resolutions   are
       authorized, ratified and confirmed.

       IN WITNESS  WHEREOF, I have hereunto set my name and affixed the seal of the Corporation as of the 28th day of August, 1996.



                                      /S/ CHARLENE R. HERZER
                                      CHARLENE R. HERZER
                                      ASSISTANT SECRETARY


[SEAL]